UAL REPORT



PEOPLE, PRODUCTIVITY, SERVICE & GROWTH

APRIA HEALTHCARE

FINANCIAL HIGHLIGHTS

• Net revenues of $1.45 billion represented growth of 5.1% over 2003. Excluding the effect of the 2004 Medicare respiratory medication reimbursement cuts ($15.2 million for the year) and the company's decision not to renew its contract with Gentiva CareCentrix, Inc., revenue growth was 9.6% for the year.

• Total respiratory therapy growth was 6.5% and the Medicare oxygen service line grew 15%. As a result, the respiratory therapy service line now represents 68% of total revenues.

• Operating cash flow increased to $276.0 million. To enhance shareholder value, Apria used these strong cash flows to invest in core businesses, to acquire complementary businesses, to repurchase stock and to retire debt obligations.

• Reflecting the Medicare reimbursement cuts and the absence of the Gentiva contract, net income for 2004 was down slightly to $114.0 million compared to $116.0 million in 2003. Diluted earnings per share increased, however, from $2.15 in 2003 to $2.27 in 2004 due to the stock repurchases.

• Apria acquired 27 complementary businesses for approximately $148.7 million. These businesses further expanded Apria's geographic coverage in key markets.

• The company repurchased 3.4 million shares of its common stock, valued at $100 million, out of free cash flow without incurring additional debt.

• In November 2004, Apria refinanced its bank debt. The new credit facility increases borrowing capacity to $500 million and lowers interest costs.

The following table presents Apria's selected financial data for the five years ended December 31, 2004. The data set forth below have been derived from Apria's audited Consolidated Financial Statements and are qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report.

	YEAR ENDED DECEMBER 31,				
(IN THOUSANDS, EXCEPT PER SHARE DATA)	2004 (1)	2003 (2)	2002 (3)	2001	2000
Statements of Income Data:					
Net revenues	$1,451,449	$1,380,945	$1,252,196	$1,131,915	$1,014,201
Net income	114,008	115,992	115,595	71,917	57,006
Basic net income per common share	$ 2.31	$ 2.17	$ 2.12	$ 1.33	$ 1.09
Diluted net income per common share	$ 2.27	$ 2.15	$ 2.08	$ 1.29	$ 1.06
Balance Sheet Data:					
Total assets	$1,107,664	$1,043,435	$ 795,656	$ 695,782	$ 620,332
Long-term obligations, including current maturities	480,858	500,763	269,368	293,689	343,478
Stockholders' equity	406,185	365,948	351,309	242,798	146,242

(1) Net income for 2004 reflects the write-off of deferred debt issuance costs of $2.7 million associated with the November 2004 refinancing.

(2) The balance sheet data at December 31, 2003 reflects the issuance of convertible senior notes in the aggregate principal amount of $250.0 million and the concurrent repurchase of common stock with $100.0 million of the proceeds. Net income per share for 2003 reflects the effect of the share repurchase

(3) Net income for 2002 reflects the impact of the favorable outcome of an income tax dispute that was settled in the fourth quarter of 2002. The components of this impact include: income tax benefit of $11.1 million, interest income of $4.0 million and related professional fee expense of $1.7 million. Effective January 1, 2002, Apria adopted Statement of Financial Accounting Standards No. 142 and accordingly ceased to amortize goodwill.

Apria did not pay any cash dividends on its common stock during any of the periods set forth in the table above.



OUR THERAPY MIX
17%
Home Infusion Therapy
68%
Home Respiratory Therapy
15%
Home Medical Equipment



THIRD-PARTY PAYOR MIX
31%
Medicare
62%
Managed Care and Other
7%
Medicaid

THE MISSION STATEMENT

OUR MISSION IS TO BE THE FIRST CHOICE OF PATIENTS AND CUSTOMERS FOR THEIR HOMECARE NEEDS.

WE WILL ACCOMPLISH THIS BY:

Exceeding our customers' expectations every day.

Demonstrating high clinical standards and compassion in patient care.

Being responsive and flexible.

WE WILL DELIVER ON OUR MISSION BY:

Demonstrating a customer-first approach in all that we do.

Leading change in our industry.

Managing our business efficiently in order to deliver value and quality to our customers and shareholders.

Recognizing that every person in our company makes a difference.



CHAIRMAN'S LETTER

It is amazing how fast seven years pass by. Serving as Apria's Chairman during its transformation since April of 1998 is among the most satisfying experiences in my career. As I reflect back on what we accomplished, I am struck by how the company has grown from a $934 million company with 350 branches and 8,500 employees, to a $1.4 billion provider serving 1.4 million patients annually through 475 branches and with more than 11,000 employees. Through the years, our Board of Directors also became nationally recognized for its innovative governance practices and leadership.

Once a company in transition and turnaround mode, Apria has since demonstrated the kind of methodical and steady improvement that engenders the confidence and support of shareholders, employees, and customers. Given the company's tremendous progress, I feel comfortable leaving my role as Chairman in the able hands of David Goldsmith, an 18-year member of Apria's Board. In February 2005, the Board unanimously chose David to succeed me. Besides being the largest shareholder on Apria's Board, David has an ideal combination of leadership qualities and industry expertise.

During my tenure, Larry Higby worked closely with me to refocus the company and build an experienced management team as President and Chief Operating Officer and then as Chief Executive Officer. Apria is now the unrivaled industry leader and our stock price has appreciated 330% since 1998, giving our shareholders a 20% compounded annual return.

Apria is now poised to address and benefit from the broader challenges presented by our industry, including shaping healthcare policy and developing innovative programs for patients and customers. In the pages that follow, you will learn more about the excellent service our employees provide to thousands of Americans every day. Superbly qualified to address the opportunities and challenges that lie ahead, Apria Healthcare will continue to have my unequivocal support.

Sincerely,

Ralph V. Whitworth
Chairman of the Board



A MESSAGE FROM THE CEO

DEAR SHAREHOLDERS AND FRIENDS,

In 2004, Apria Healthcare continued to post strong financial and operational results, delivering on our commitments to streamline services, increase productivity, expand our business strategically and reinvest in our talented workforce. During the latter part of the year, we experienced an acceleration of net revenue growth, which can be largely attributed to key initiatives put in place in the first and second quarters.

STRONG AND BALANCED GROWTH

Apria achieved a number of growth objectives in 2004 that allowed us to gain market share and reinforce our position as the clear industry leader. From an organic growth standpoint, targeted sales training moved our referral mix to a more healthy balance between hospitals and physicians. Respiratory growth initiatives and operational adjustments resulted in a 6.5% increase in respiratory services led by our Medicare oxygen product line, which grew 15%. While Apria offers a comprehensive range of home healthcare services - all of which are growing at different rates relative to their individual industry growth rates - we were particularly pleased to see growth in respiratory services that met and exceeded industry averages.

Our 2004 acquisitions included 27 high quality regional and local providers that showed strong community presence and solid reputations for growth and patient service. Together with prior year acquisitions, these newly acquired businesses have enabled us to broaden our product mix and weight our business more heavily toward the faster-growing markets.

INCREASED PRODUCTIVITY IN LOGISTICS, PURCHASING, BILLING AND PATIENT SERVICE

Apria introduced a number of productivity initiatives in 2004 aimed at increasing service while reducing costs. These included information processing system enhancements and the deployment of the United Parcel Service (UPS) national fleet distribution software. In the second half of the year, we began a rollout of the UPS-LT electronic delivery routing system, achieving 90% installation by year's end. The benefits of this centralized platform were clearly illustrated during the hurricanes in Florida where, despite massive power outages and flooding, Apria was able to provide uninterrupted

"IN 2004, APRIA ACHIEVED A NUMBER OF GROWTH OBJECTIVES THAT ALLOWED US TO GAIN MARKET SHARE AND REINFORCE OUR POSITION AS THE CLEAR INDUSTRY LEADER."

support to thousands of patients. Companywide installation is expected to be complete in early 2005. The UPS software is already delivering productivity improvements in the form of reduced miles driven, fuel use and company fleet size.

With an impressive base of over 1.4 million patients, Apria was able to leverage vendor relationships in 2004 to take advantage of volume pricing opportunities on our core products. Also in 2004, we further centralized our billing centers, reducing the total number from 47 to 37. This consolidation of payor and collection expertise has enabled us to improve communication and claims adjudication to and from managed care customers, especially several large payors for which we have created dedicated billing units. Additionally, we are consolidating our Medicare billing and collection expertise in two locations, where experts who concentrate on nothing but Medicare are expected to generate increased efficiencies in the form of faster retrieval of Certificates of Medical Necessity, prescriptions, improved management of the claim denial process and ongoing attention to compliance. Furthermore, we continued to improve productivity in clinical respiratory care, home infusion nursing and pharmacy operations, with an increased number of patients seen per-clinician per-day, a decrease in overtime hours and a shift in time allocated toward more direct patient care activity.

AN INVESTMENT IN OUR TALENTED WORKFORCE

While Apria brought new talent into the organization in 2004, we also increased our focus on identifying, training and promoting leaders within our ranks. To that end, we invested heavily in sales training and a variety of employee and management development programs. We enhanced the human resource planning process that enables us to identify and develop high potential managers in the organization and fill critical positions on short notice. We expanded our eLearning offerings to include training modules for clinicians, logistics and compliance. Early results indicate this initiative is already producing lower turnover rates and higher job satisfaction among key employee groups, such as customer service.

QUALITY OF SERVICE THAT KEEPS PACE WITH OUR GROWTH

In an industry noted for fixed reimbursement, service is a key differentiator. To ensure that Apria patient and customer satisfaction levels keep pace with our rapid growth, we believe measuring, analyzing and strengthening customer interactions is essential. To that end, in 2004, we launched a number of initiatives that address the main drivers of referral source satisfaction: telephone access, responsiveness, product availability, timely delivery and, of course, patient satisfaction. For example, telecommunications advancements are providing us with valuable data - such as time-to-answer, average hold time and average talk time - which allows us to make rapid adjustments during high volume periods. One of the major advantages of the UPS system is that it can report on-time delivery. We also instituted a new method for tracking and trending service improvement opportunities that may impact multiple locations, which allows us to make timely adjustments in our systems and processes. In early 2005, we launched an internal Service Scorecard that will enable us the ability to monitor and track improvements in performance against customer satisfaction criteria.

LIMITED EXPOSURE TO CHANGES IN MEDICARE LEGISLATION

The Medicare Prescription Drug Improvement and Modernization Act of 2003 (MMA) included several provisions to reduce Medicare expenditures in 2005 for oxygen, respiratory medications and several other core products. The government's plans for competitive bidding for home medical equipment are moving along with an anticipated start date of 2007, and Apria is actively involved in shaping the quality standards and provider participation guidelines for that program. In 2006, provisions in the MMA will begin to drive beneficiaries to managed care models and away from traditional Medicare. A number of managed care organizations have also begun to narrow their provider panels in an effort to reduce administrative costs. With more managed care contracts than any other home healthcare provider, Apria Healthcare is gaining additional volume from these events, and has the infrastructure in place to support the new managed care Medicare Advantage plans in 2006 and beyond. With 62% of our revenue represented by managed care payors, we believe that our exposure to Medicare reimbursement cuts is limited when compared to others in our industry. In 2005, we will remain actively involved with Congress and the Administration in working out the implementation details of the MMA legislation in order to ensure that Medicare beneficiaries are given access to quality homecare.

APRIA IS POSITIONED FOR SUCCESS IN THE EVOLVING HOMECARE INDUSTRY

Aging demographics, a reduction in hospital beds, higher institutional care costs, technological advancements and increased life expectancy all bode well for our industry. Apria is well positioned to benefit from market share expansion and an increase in higher margin therapies and services.

With relatively low exposure to Medicare changes, a diversified customer base, an efficient and flexible logistics platform and cost efficiencies from technology solutions, Apria will continue to set the pace for the home healthcare industry.

As his tenure as Chairman of the Board ends in April, I would like to thank Ralph V. Whitworth for his visionary leadership for the past seven years. Ralph's contributions have resulted in a much stronger company that is poised to grow in the future. We wish Ralph continued success in his future endeavors.

Thanks again for your support. We look forward to sharing more good news with you as the year unfolds.

Sincerely,

Lawrence M. Higby
Chief Executive Officer

OXYGEN THERAPY

APRIA PROVIDES COPD PATIENTS WITH OXYGEN SYSTEM SET UP, IN-HOME EDUCATION, INHALATION THERAPIES, AND 24-HOUR ON-CALL SUPPORT.



At Apria, we see a lot of patients who are living with the long-term effects of chronic obstructive pulmonary diseases (COPD) like emphysema, asthma and chronic bronchitis. A diagnosis of COPD used to mean that they had to stay at home, or in the hospital, just to get the supplemental oxygen and medications they needed. But technology and a broadening acceptance of homecare have changed all of that. Now men, women and kids who were once burdened by heavy machines are enjoying the freedom to go to the office, shopping, visiting friends, community events and more.

As the nation's largest provider of complex ventilation care and ambulatory oxygen systems, Apria offers a full range of products and services from simple nebulizers and lightweight portable devices to combination therapies and unique patient service programs like RespiratoryAssist™. Apria's full-service pharmacies also provide prescription respiratory medications, such as bronchodilators and corticosteroids, which are administered through a nebulizer to improve lung function among patients with COPD. And our comprehensive offering also includes aids to daily living, such as wheelchairs, hospital beds, ambulatory aids and other medical equipment.

Through a nationwide team of dedicated respiratory therapists, delivery professionals, customer service and billing representatives, Apria supports COPD patients with a comprehensive course of care that includes everything from oxygen system set up and one-on-one training to delivery of prescription medications, 24-hour on-call support and direct billing to Medicare, managed care and other payors.

COPD IS THE FOURTH LEADING CAUSE OF DEATH IN THE UNITED STATES.

"THERE'S ONLY SO MUCH SITTING AROUND A PERSON CAN DO.

NOW I CAN GET MOVING AGAIN."



APRIA PROVIDES STATE-OF-THE-ART INFUSION SERVICES TO HELP PATIENTS WHO NEED INTRAVENOUS MEDICATION OR NUTRITION ACHIEVE INDEPENDENCE IN THEIR OWN HOMES.


Injection

Right now, over 650 Apria Healthcare specialists are coordinating and delivering high-tech, home infusion therapies to thousands of patients nationwide. Experienced pharmacists are compounding prescriptions in sterile clean rooms. Nurse clinicians are providing set up and training that enable patients and caregivers to handle treatments in the comfort of their homes. While customer service representatives and delivery personnel keep the magic going day after day.

The fact is many new biotechnology drugs require infusion. And many managed care organizations (MCOs) and physicians have expressed a clear preference for the healing powers and cost benefits of home infusion therapy over institution-based care. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 even provides coverage for home infusion therapy drugs. And today patients, physicians and MCOs enjoy access to the full range of home infusion therapies, products and services offered by Apria Healthcare, including:

Apria Enteral Care Program™ – with certified clinical dietitians and screening for nutritional risk.

Apria TPNAssist™ Software – assisting clinicians in managing parenteral nutrition therapies.

Home delivery from 30 regional pharmacies serving large geographic areas.

Clinical consultations with physicians and infusion outcome reporting.

An extensive managed care contract list and billing/collection services.

Convenient 24/7 on-call assistance for after-hours questions and concerns.

Voluntary JCAHO accreditation and more than 10 years of experience.

PATIENTS HAVE BEEN RECEIVING INFUSION THERAPY IN THEIR HOMES FOR OVER 20 YEARS.


"WHEN SOMEONE HELPS YOU LEARN TO DO THIS AT HOME,
YOU GET BACK CONTROL OF YOUR LIFE."

RESPIRATORY SERVICES

APRIA HEALTHCARE HELPS PEOPLE WITH OBSTRUCTIVE SLEEP APNEA BREATHE REGULARLY AT NIGHT, SO THEY CAN GET BACK TO LIVING HEALTHY, ACTIVE LIVES.



When a person diagnosed with Obstructive Sleep Apnea (OSA) gets to meet with an Apria Respiratory Therapist, there's usually a little joy involved. That's because innovations in homecare technologies enable us to offer a remarkable therapy called Continuous Positive Airway Pressure, or CPAP for short. This system gives people with irregular nighttime breathing patterns a new lease on life.

It is estimated that there are 18 million people in the United States currently suffering from the effects of sleep apnea, which can range from disorientation to heart attack or stroke. The increasing diagnosis of OSA together with conditions common to America's aging population have made CPAP one of Apria's fastest growing service lines. In fact, Apria provides CPAP clinical support services to over 500,000 patients nationwide.

What's more, the recent addition of the Sleep Management Center at Apria Healthcare, based at our Star Medical Rx division, has filled a gap in the marketplace for fast, efficient delivery of masks, filters and other treatment-related supplies. Currently Apria furnishes over 25% of all CPAP products and service in the United States.

AN ESTIMATED 18 MILLION AMERICANS CURRENTLY SUFFER FROM THE EFFECTS OF OBSTRUCTIVE SLEEP APNEA.

"WHEN I FOUND OUT I HAD SLEEP APNEA AND THERE WAS A TREATMENT FOR IT,
I FELT THIS INCREDIBLE SENSE OF RELIEF."


CELINA FRUTOS CRT

STAR MEDICAL RX, A NEW DIVISION OF APRIA HEALTHCARE, OFFERS HOME-DELIVERED DIABETIC SUPPLIES, CONVENIENT 24/7 PHARMACY ASSISTANCE AND ACCESS TO A CERTIFIED DIABETIC EDUCATOR.



At Apria Healthcare, *one of our most important duties is to constantly refine our offering* by seeking out and integrating complementary services and technological advancements that make home-based care more effective and efficient for patients, caregivers and physicians. One exemplary outcome of this important activity is the addition of Star Medical Rx to the Apria brand.

Currently, an estimated 6.3% of the U.S. population - over 18% for people age 60-plus - has diabetes. Which means, while many Apria patients are referred to us for other reasons, thousands of them are among the nation's growing diabetic population as well. Located in Kansas City, Star Medical Rx provides Apria with a centralized clinical distribution pharmacy that uses innovative information systems to respond more quickly to patients' needs. Product availability includes diabetic supplies and respiratory medications.

But Star contributes far more than home delivery services. In their busy offices, pharmacists consult with physicians to ensure patients are receiving the care and medications they need. Diabetes patients are contacted by phone to refill their test strips and have supplies shipped to their homes. Direct billing to Medicare and supplemental insurance plans is provided. And patients have 24/7 access to pharmacists and a Certified Diabetic Educator who can provide consulting and reinforcement that help with compliance.

With innovative operations like Star Medical Rx in the Apria family, we provide a more comprehensive range of care for patients and physicians across the nation. And when patients are able to access the products and services they need from a single source, Apria can help make managing their conditions that much easier.

OVER 18% OF PEOPLE AGE 60 AND OLDER IN THE UNITED STATES LIVE WITH DIABETES.

"IF A PATIENT HAS AN ISSUE WITH A MEDICATION WE WORK WITH THE PHYSICIAN TO GET IT SOLVED."


Rob

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Apria operates in the home healthcare segment of the healthcare industry and provides services in the home respiratory therapy, home infusion therapy and home medical equipment areas. In all three lines, Apria provides patients with a variety of clinical and administrative support services and related products and supplies, most of which are prescribed by a physician as part of a care plan. Apria provides these services to patients in the home throughout the United States through approximately 475 branch locations.

STRATEGY

Key elements of Apria's strategy are as follows:

- Place principal focus on growth in its core businesses of home respiratory therapy, home infusion therapy and home medical equipment. Offering all three service lines gives Apria a competitive advantage with its managed care, hospital and physician customers, enabling it to maintain a diversified revenue base. Through specific growth initiatives that enhance the company's clinical offering, Apria continues its emphasis on growth in the home respiratory therapy line, which historically has produced higher gross margins than its home infusion therapy and home medical equipment service lines.

- Supplement internal growth with strategic acquisitions. Apria operates in a highly fragmented market, which provides an opportunity to drive growth through acquisition of complementary businesses.

- Develop and apply "best practices" and productivity improvement programs throughout the company with the aim of achieving greater standardization and enhanced productivity. Success with such programs results in reduced costs and increased margins and cash flows. Apria has developed and implemented standardized clinical and delivery models, billing and collection practices, purchasing processes and common operating procedures. Apria continues to focus resources on identifying opportunities for further productivity improvements.

- Evaluate opportunities to expand offerings in home healthcare. Apria believes that with the aging of the U.S. population, the resulting increases in medical costs and utilization of healthcare services will lead to an expansion of the number of services provided in the home. Providing such services in the home should reduce patient costs as well as enhance patient convenience. Technological advances are also expected to contribute to additional expansion of the domestic home healthcare market. Apria will continue to evaluate new business opportunities. The focus is on identifying the unfulfilled healthcare needs of Apria's existing patient population and evaluating the potential business opportunity associated with each. Management expects that these opportunities, upon determining their viability and scalability, will result in the future expansion of services that Apria will offer in the home.

CRITICAL ACCOUNTING POLICIES

Apria's management considers the accounting policies that govern revenue recognition and the determination of the net realizable value of accounts receivable to be the most critical in relation to the company's consolidated financial statements. These policies require the most complex and subjective judgments of management. Additionally, the accounting policies related to goodwill, long-lived assets and income taxes require significant judgment.

REVENUE AND ACCOUNTS RECEIVABLE. Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare and Medicaid. Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review. Accounts receivable are reduced by an allowance for doubtful accounts which provides for those accounts from which payment is not expected to be received, although services were provided and revenue was earned. Upon determination that an account is uncollectible, it is written-off and charged to the allowance.

Management performs various analyses to evaluate accounts receivable balances to ensure that recorded amounts reflect estimated net realizable value. Management applies specified percentages to the accounts receivable aging to estimate the amount that will ultimately be uncollectible and therefore should be reserved. The percentages are increased as the accounts age; accounts aged in excess of 360 days are reserved at 100%. Management establishes and monitors these percentages through analyses of historical realization data, accounts receivable aging trends, other operating trends, the extent of contracted business and business combinations. Also considered are relevant business conditions such as government and managed care payor claims processing procedures and system changes. If indicated by such analyses, management may periodically adjust the uncollectible estimate and corresponding percentages. Further, focused reviews of certain large and/or problematic payors are performed to determine if their respective reserve levels are appropriate.

GOODWILL AND LONG-LIVED ASSETS. Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business. Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is tested annually for impairment or more frequently if circumstances indicate potential impairment. Also, management tests for impairment of its intangible assets and long-lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Apria's goodwill impairment test is conducted at a "reporting unit" level and compares each reporting unit's fair value to its carrying value. The company has determined that its geographic regions are reporting units under SFAS No. 142. The measurement of fair value for each region is based on an evaluation of future discounted cash flows and is further tested using a multiple of earnings approach. In projecting its reporting units' cash flows, management considers industry growth rates and trends, known and potential reimbursement reductions, cost structure changes and local circumstances specific to a region. Based on its tests and reviews, no impairment of its goodwill, intangible assets or other long-lived assets existed at December 31, 2004. However, future events or changes in current circumstances could affect the recoverability of the carrying value of goodwill and long-lived assets. Should an asset be deemed impaired, an impairment loss would be recognized, to the extent the carrying value of the asset exceeded its estimated fair market value.

INCOME TAXES. Apria provides for income taxes in accordance with provisions specified in SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. In making an assessment regarding the probability of realizing a benefit from these deductible differences, management considers the company's current and past performance, the market environment in which the company operates, tax planning strategies and the length of carryforward periods. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized. Further, the company provides for income tax issues not yet resolved with federal, state and local tax authorities.

SEGMENT REPORTING

Apria's branch locations are organized into geographic regions. Each region consists of a number of branches and a regional office that provides key support services such as billing, purchasing, equipment maintenance, repair and warehousing. Management evaluates operating results on a geographic basis and, therefore, views each region as an operating segment. All regions provide the same products and services, including respiratory therapy, infusion therapy and home medical equipment and supplies. Additional support services are provided at a corporate level and management continues to evaluate opportunities to gain efficiencies and cost savings by consolidating regional functions. For financial reporting purposes, all the company's operating segments are aggregated into one reportable segment in accordance with the aggregation criteria of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2002, Apria adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and amended other guidance related to the accounting and reporting of long-lived assets. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations are to be measured similarly to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS No. 144 also broadened the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished, and established criteria to determine when a long-lived asset is held for sale. Adoption of this statement did not have a material effect on Apria's consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123," was issued. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition and guidance for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company has complied with the expanded financial statement disclosure requirements in its consolidated financial statements. See "SFAS NO. 123R."

In October 2002, the FASB's Emerging Issues Task Force ("EITF") issued EITF 02-17, which addresses issues raised in the interpretation of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" and the identification and valuation of intangible assets. EITF 02-17 provides guidance on determining when, as a result of a business combination, a customer-related intangible asset exists that should be separately valued from goodwill. EITF 02-17 is effective for business combinations consummated and goodwill impairment tests performed after October 25, 2002. Adoption of this interpretation did not have a material effect on the company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of SFAS Nos. 5, 57 and 107 and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosure requirements for the interim and annual financial statements of the guarantor. It also requires that a guarantor recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken. Apria was required to adopt the recognition provisions of FIN No. 45 beginning January 1, 2003, while the disclosure provisions became effective at December 31, 2002. Adoption of this interpretation did not have a material effect on the company's consolidated financial statements.

FIN No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, was originally issued in January 2003 and subsequently revised in December 2003. FIN No. 46, as revised, requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires certain disclosures about variable interest entities in which a company has a significant interest, regardless of whether consolidation is required. Application of FIN No. 46 is required for potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application of the provisions is required for all other variable interest entities by the end of the first reporting period that ends after March 15, 2004. The company currently is not a beneficiary of any variable interest entities, therefore the adoption of this interpretation did not have a material effect on the company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of this statement did not have a material effect on the company's consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends and clarifies previous guidance on the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. Abnormal amounts of these costs should be recognized as current period charges rather than as a portion of inventory cost. Additionally, SFAS No. 151 requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities, which refers to a range of production levels within which ordinary variations are expected. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Apria does not expect the adoption of SFAS No. 151 to have a material effect on the company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires a company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of grant. The cost will be recognized over the period during which the employee is required to provide service in exchange for the award (usually the vesting period). Adoption of SFAS No. 123R is required as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. Accordingly, Apria will adopt the statement at the beginning of its third quarter in fiscal 2005, on July 1, 2005. Management is currently evaluating the statement and its transition provisions. The impact of adoption on the results of operations cannot be estimated at this time as it is dependent on the level of future share-based awards. However, had SFAS No. 123R been adopted in prior periods, the effect would have approximated the SFAS No. 123 pro-forma disclosures presented in the "Notes to Consolidated Financial Statements."

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB No. 29, "Accounting for Nonmonetary Transactions." This statement eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. If the future cash flows of the entity are not expected to change significantly as a result of the transaction, then the exchange shall be measured based on the recorded amount of the nonmonetary assets relinquished, rather than on the fair values of the exchanged assets. The statement is effective for nonmonetary asset exchanges beginning after June 15, 2005. Apria does not expect the adoption of SFAS No. 153 to have a material effect on the company's consolidated financial statements.

RESULTS OF OPERATIONS

NET REVENUES

Net revenues were $1,451 million in 2004, up from $1,381 million in 2003 and $1,252 million in 2002. Growth rates were 5.1% and 10.3% in 2004 and 2003, respectively. The revenue growth, net of reductions explained below, resulted from volume increases and the acquisition of complementary businesses. Apria's acquisition strategy generally results in the rapid integration of acquired businesses into existing operating locations. This rapid integration limits Apria's ability to separately track the amount of revenue generated by an acquired business. Estimating the net revenue contribution from acquisitions therefore requires certain assumptions. Based on these assumptions and its analysis, Apria estimates that approximately $82.3 million of the net revenue growth in 2004 was derived from acquisitions.

Revenue growth in 2004 was negatively affected by the Medicare reimbursement reduction for respiratory medications that went into effect January 1, 2004. Also, revenues declined as Apria transitioned out of the Gentiva CareCentrix Inc. contract which management chose not to renew for 2004 due to contract pricing differences. The effect in 2004 of the Medicare reduction was $15.2 million and the reduction to revenues resulting from the Gentiva transition was $47.4 million. Further, Apria is experiencing increased pricing pressure from its managed care customers as these organizations seek to lower costs by obtaining more favorable pricing from providers such as Apria. Managed care organizations are also evaluating alternative delivery models for certain products and services, which include those provided by Apria. This potential change may cause Apria to provide reduced levels of certain products and services in the future, resulting in a corresponding reduction in revenue.

The following table sets forth a summary of net revenues by service line:

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS)	2004	2003	2002
Home respiratory therapy	$990,857	$930,406	$830,972
Home infusion therapy	246,662	241,860	229,190
Home medical equipment/other	213,930	208,679	192,034
Total net revenues	$1,451,449	$1,380,945	$1,252,196

RESPIRATORY THERAPY. Respiratory therapy revenues are derived primarily from the provision of oxygen systems, home ventilators, sleep apnea equipment, nebulizers, respiratory medications and related services. Revenues from the respiratory therapy service line increased in 2004 by 6.5% when compared to 2003 and increased by 12.0% in 2003 when compared to 2002. This growth was primarily driven by volume increases and acquisitions of respiratory therapy businesses. The Medicare reimbursement reduction for respiratory medications caused a decline of 1.6% in the revenue growth rates for 2004. The growth in this service line was also reduced by the non-renewal of the Gentiva contract; the related decline represented 4.2% of prior year respiratory revenues.

INFUSION THERAPY. The infusion therapy service line involves the administration of a drug or nutrient directly into the body intravenously through a needle or catheter. Infusion therapy services also include administering enteral nutrients directly into the gastrointestinal tract through a feeding tube. Infusion therapy revenues increased 2.0% in 2004 versus 2003 and 5.5% in 2003 versus 2002. Growth in enteral nutrition, one of the strongest contributors in the infusion line was impacted by the Gentiva contract exit. The decline in Gentiva infusion revenues in 2004, virtually all of which had been derived from enteral nutrition, represented 1.1% of prior year infusion revenues.

HOME MEDICAL EQUIPMENT/OTHER. Home medical equipment/other revenues are derived from the provision of equipment to assist patients with ambulation, safety and general care in and around the home. Home medical equipment/other revenues increased by 2.5% in 2004 from 2003 and by 8.7% in 2003 from 2002. Rehabilitation revenue growth in 2004 has been considerably lower than in 2003, largely as a result of action taken by the Centers for Medicare and Medicaid Services, or CMS, that required previously qualified orders for power mobility devices to be re-screened against stricter qualification standards. This process resulted in the delay and cancellation of many orders in the first half of 2004, particularly in the first quarter. In the past, the rehabilitation product business was a strong contributor to the growth in the home medical equipment/other line. Further, the decline in Gentiva revenues in home medical equipment/other represented 3.0% of prior year home medical equipment/other revenues. Diabetic supplies, historically a very small percentage of the home medical equipment line, grew significantly in 2004. This growth is directly attributable to an acquisition early in the year of a company that entered the diabetic supply market just prior to being acquired.

MEDICARE AND MEDICAID REIMBURSEMENT. In 2004, approximately 38% of Apria's revenues were reimbursed under arrangements with Medicare and Medicaid. No other third-party payor represents 8% or more of the company's revenues. The majority of the company's revenues are derived from fees charged for patient care under fee-for-service arrangements. Revenues derived from capitation arrangements represent less than 10% of total net revenues for all periods presented.

MEDICARE REIMBURSEMENT. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which is herein referred to as the Medicare Modernization Act, became law. The Medicare Modernization Act includes a number of provisions that affect Medicare Part B reimbursement policies for items and services provided by Apria, the most significant of which are:

- Reimbursement reductions for five durable medical equipment categories — Reimbursement for most of these categories is based on the median price paid for such items on behalf of beneficiaries of federal employee health benefit plans, or FEHBP. The new fee schedules went into effect January 1, 2005. The reimbursement reduction for oxygen is delayed until the Office of the Inspector General provides the Centers for Medicare and Medicaid Services, or CMS, with the additional data required to establish pricing. Providers are currently being reimbursed based on 2004 fee schedules, with an indication from CMS that no retroactive adjustment will be made once the new pricing is in effect. Further, a freeze on annual payment increases for durable medical equipment has been instituted from 2004 through 2008.

- Reimbursement reduction for inhalation drugs — The previous reimbursement rate of 95% of the average wholesale price was reduced to 80% of the average wholesale price, effective January 1, 2004. Beginning in January 2005, reimbursement for these drugs was further reduced through a shift to the manufacturer-reported average sales price, as defined by the Medicare Modernization Act, plus 6%, plus a separate dispensing fee per patient episode. The dispensing fees for 2005 have been established at $57.00 for a 30-day supply of medications and $80.00 for a 90-day supply.

- Establishment of a competitive bidding program — Such a program would require that suppliers wishing to provide certain items to beneficiaries submit bids to Medicare. The program for as yet unspecified durable medical equipment items and services is to be transitioned into (i) 10 of the largest metropolitan statistical areas in 2007; (ii) 80 of the largest metropolitan statistical areas in 2009; and (iii) additional areas after 2009. The legislation contains special provisions for rural areas.

- Reimbursement for home infusion therapy under Medicare Part D — Currently, a limited number of infusion therapies, supplies and equipment is covered by Medicare Part B. The Medicare Modernization Act provides expanded coverage for home infusion drugs. The industry is currently working with CMS to further define the coverage and payment policies that will govern the administration of this benefit, which takes effect in 2006.

- Incentives for expansion of Medicare Part C — The Medicare Modernization Act includes financial incentives for managed care plans to expand their provision of Medicare Advantage plans in 2006 in a stated effort to attract more Medicare beneficiaries to managed care models. The company maintains contracts to provide respiratory, infusion and medical equipment and related services to a significant number of managed care plans nationwide, and believes that the Medicare Advantage expansion represents a growth opportunity starting in mid-2006.

Apria's management estimates that the revision to inhalation drug reimbursement in 2004 resulted in a revenue reduction from 2003 levels of approximately $15 million. Once the 2005 oxygen fee schedules are released, management will provide an estimate of the aggregate impact of all reimbursement reductions that will be in effect for 2005. The impact of the competitive bidding program scheduled to commence in 2007 cannot be estimated at this time.

The Balanced Budget Act of 1997 contained several provisions that lowered Apria's Medicare reimbursement levels. Subsequent legislation — the Medicare Balanced Budget Refinement Act of 1999 and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 — mitigated some of the effects of the original legislation. The Medicare Modernization Act also addressed some of the issues pending from the earlier legislation. However, still pending from the 1997 Legislation is the streamlined authority granted to the Secretary of the U.S. Department of Health and Human Services, or HHS, to increase or reduce the reimbursement for home medical equipment, including oxygen, by up to 15% each year under an inherent reasonableness authority. In December 2002, CMS issued an interim final rule that establishes a process by which such adjustments may be made. The rule applies to all Medicare Part B services except those paid under a physician fee schedule, a prospective payment system, or a competitive bidding program. As of this date, neither CMS nor the durable medical equipment regional carriers have used the expedited authority.

MEDICAID REIMBURSEMENT. Since 2001, some states adopted alternative pricing methodologies for certain drugs and biologicals under the Medicaid program. In at least 22 states, these changes have reduced the level of reimbursement received by Apria without a corresponding offset or increase to compensate for the service costs incurred. In several of those states, Apria has elected to stop accepting new Medicaid patient referrals for the affected drugs. Apria is continuing to provide services to patients already on service, and for those who receive other Medicaid-covered respiratory, home medical equipment or infusion therapies, if the reimbursement levels for those services remain adequate. Further, some states are considering other reductions in Medicaid reimbursement as they work through their respective state's budget process. Apria management cannot predict the outcome of such budget negotiations and whether other states will consider reductions as well.

GROSS PROFIT

Gross margins were 71.9% in 2004, 72.7% in 2003 and 72.8% in 2002. The margin declined by 0.3% due to the Medicare reimbursement reductions for respiratory medications and was further impacted by the non-renewal of the Gentiva contract. Also, as noted above, Apria's revenue line has been adversely affected by pricing pressures from its managed care partners. However, Apria has been successful in negotiating favorable product pricing with the company's suppliers, thereby minimizing the impact of the revenue pricing pressures on the gross margin.

PROVISION FOR DOUBTFUL ACCOUNTS

The provision for doubtful accounts is based on management's estimate of the net realizable value of accounts receivable after considering actual write-offs of specific receivables. Accounts receivable estimated to be uncollectible are provided for by applying specific percentages to each receivables aging category, which is determined by the number of days the receivable is outstanding. For 2004, 2003 and 2002, the provision for doubtful accounts as a percentage of net revenues was 3.3%, 3.7% and 3.6%, respectively. The improvement in 2004 when compared to 2003 is partially due to strong cash collections in late 2004 and a focused effort to increase cash applications. Also impacting the provision was a lower allowance requirement indicated by the company's analysis of subsequent realization data.

SELLING, DISTRIBUTION AND ADMINISTRATIVE

Selling, distribution and administrative expenses are comprised of expenses incurred in direct support of operations and those associated with administrative functions. Expenses incurred by the operating locations include salaries and other expenses in the following functional areas: selling, distribution, clinical, intake, reimbursement, warehousing and repair. Many of these operating costs are directly variable with revenue growth patterns. Some are also very sensitive to market-driven price fluctuations such as facility lease and fuel costs. The administrative expenses include overhead costs incurred by the operating locations and corporate support functions. These expenses do not vary as closely with revenue growth as do the operating costs. Selling, distribution and administrative expenses, expressed as percentages of net revenues, were 54.3% in 2004, 54.2% in 2003 and 54.7% in 2002. The effect of the Medicare reimbursement reduction on this percentage in 2004 was an increase of 0.6%. Expenses in 2004 reflect savings resulting from management's focus on productivity and controls placed on labor expenses beginning late in the third quarter of 2003. Management is currently implementing additional productivity initiatives aimed at further reducing costs to mitigate the effects of the 2005 Medicare reimbursement reductions. The decrease in 2003 when compared to 2002 is largely due to one-time costs charged in 2002 that included executive termination costs and professional fees associated with the favorable outcome and settlement of an income tax dispute. See "Income Tax Expense."

AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS

Amortization of intangible assets was $6.7 million in 2004, $3.7 million in 2003 and $2.7 million in 2002. The increase in amortization of intangible assets in 2004 is largely due to increased acquisition activity and the valuation of certain customer relationships acquired in the business combinations. The increase in 2003, when compared to 2002, is also due to a higher level of acquisition activity.

INTEREST EXPENSE AND INCOME AND WRITE-OFF OF DEFERRED DEBT ISSUANCE COSTS

Interest expense was $20.7 million in 2004, $15.8 million in 2003 and $15.0 million in 2002. Interest income was $678,000, $786,000 and $4.2 million in 2004, 2003 and 2002, respectively. Interest expense was higher in 2004 due to the impact of a full year of interest on the $250 million convertible senior notes versus five months recorded in 2003. The interest increases were partially offset by interest reductions resulting from a decrease in borrowings under the credit agreement due to scheduled principal amortization payments and by the expiration in March 2003 of two interest rate swap agreements that had fixed interest at higher rates on a portion of Apria's debt. Interest expense increased in 2003 from 2002 due to the issuance of the convertible senior notes in August 2003. The additional interest was offset by lower interest on the bank loans due to a reduction in the principal balance and the full year's effect of the lower applicable interest margin on the $175 million term loan resulting from a June 2002 amendment to the credit agreement.

Interest income in 2002 reflects a $4.0 million interest refund received in conjunction with the favorable outcome of an income tax dispute. Further, in 2004, the company wrote-off $2.7 million in unamortized debt issuance costs in conjunction with the November 2004 refinancing of the company's bank loans. See "Long-term Debt."

INCOME TAX EXPENSE

Income taxes were $64.3 million, $70.6 million and $52.4 million for 2004, 2003 and 2002, respectively, and were provided at the effective tax rates expected to be applicable for each year. The income tax provision for 2002 was reduced by a benefit of $11.1 million that resulted from the favorable outcome of an income tax dispute which was settled in the fourth quarter of 2002.

As a result of settling the tax dispute, Apria utilized approximately $34.2 million of its previously limited $57.0 million net operating loss carryforward during 2002. Such net operating loss carryforward was generated prior to 1992 and utilization had been limited to $5.0 million per year in accordance with Internal Revenue Code Section 382. Prior to 2002, the $57.0 million net operating loss carryforward was not recognized for financial statement reporting purposes as management believed it was unlikely that they would be used before expiration. The remaining net operating loss carryforward of approximately $22.8 million was excluded from the related deferred tax assets and has expired unused.

Apria utilized $5.0 million of federal net operating loss carryforwards in 2004. The remaining federal net operating loss carryforwards of $12.1 million expired unused on December 31, 2004. The company utilized its remaining alternative minimum tax credit carryforward of $6.1 million in 2003. Additionally, the company has various apportioned state net operating loss carryforwards of $12.3 million, net of federal tax benefit, as of December 31, 2004.

The company believes it has adequately provided for income tax issues not yet resolved with federal, state and local tax authorities. At December 31, 2004, $19.2 million, net of tax benefit, was accrued for such federal, state and local tax matters. Although not probable, the most adverse resolution of these federal, state and local issues could result in additional charges to earnings in future periods in addition to the $19.2 million currently provided. Based upon a consideration of all relevant facts and circumstances, the company does not believe the ultimate resolution of tax issues for all open tax periods will have a materially adverse effect upon its results of operations or financial condition.

LIQUIDITY AND CAPITAL RESOURCES

Apria's principal source of liquidity is its operating cash flow, which is supplemented by a $500 million revolving credit facility. Apria's ability to generate operating cash flows in excess of its operating needs has afforded it the ability, among other things, to pursue its acquisition strategy and fund patient service equipment purchases to support revenue growth, while continuing to reduce long-term debt. Apria's management believes that its operating cash flow and revolving credit line will continue to be sufficient to fund its operations and growth strategies. However, sustaining the current cash flow levels is dependent on many factors, some of which are not within Apria's control, such as government reimbursement levels and the financial health of its payors.

CASH FLOW

Cash provided by operating activities in 2004 was $276.0 million compared to $263.9 million in 2003 and $262.0 million in 2002. The increase in 2004, when compared to 2003, is largely due to an increase in net income before items not requiring cash and the timing of disbursements processed against accounts payable and other accruals. These items were partially offset by a larger increase in accounts receivable in 2004 than in 2003, which resulted from acquisition activity. Operating cash flow was relatively flat between 2003 and 2002 despite the fact that 2003 reflects income tax payments totaling $50.4 million as compared to income tax refunds of $3.2 million in 2002.

Cash used in investing activities was $285.8 million, $242.6 million and $195.4 million in 2004, 2003 and 2002, respectively. The increase in 2004 is primarily due to increased acquisition activity. Cash used in investing activities increased in 2003 when compared to 2002 due to higher levels of acquisition activity and patient service equipment expenditures.

In 2004, cash used by financing activities was $111.4 million compared to cash provided by financing activities of $112.9 million in 2003, and cash used in financing activities of $49.7 million in 2002. Cash used in 2004 primarily relates to the $100 million repurchase of the company's common stock and the scheduled principal payments made against the term loans prior to the November 2004 refinancing. Cash provided in 2003 reflects the net proceeds received upon issuance of $250 million of 3⅜% convertible senior notes. Also, the company repurchased a total of $118.5 million of its common stock in 2003, $100 million of which was purchased with the convertible note proceeds.

CONTRACTUAL CASH OBLIGATIONS

The following table summarizes Apria's long-term cash payment obligations to which the company is contractually bound:

	FOR THE YEAR ENDED DECEMBER 31,						
(IN MILLIONS)	2005	2006	2007	2008	2009	2010+	TOTAL
Revolving loan	$ –	$ –	$ –	$ –	$225	$ –	$225
Convertible senior notes	–	–	–	–	–	250	250
Capital lease obligations	3	1	–	–	–	–	4
Other long-term debt	2	–	–	–	–	–	2
Operating leases	64	53	36	21	10	14	198
Deferred acquisition payments	9	–	–	–	–	–	9
Total contractual cash obligations	$78	$54	$36	$21	$235	$264	$688

ACCOUNTS RECEIVABLE

Accounts receivable before allowance for doubtful accounts increased by $29.5 million during 2004, which is primarily attributable to the revenue increase, particularly from acquisitions. Days sales outstanding (calculated as of each period-end by dividing accounts receivable, less allowance for doubtful accounts, by the 90-day rolling average of net revenues) were 52 days at December 31, 2004 compared to 50 at December 31, 2003. The increase in days sales outstanding from the end of 2003 to the end of 2004 is primarily due to the acquisition activity in 2004. The time-consuming processes of converting patient files onto Apria's systems and obtaining provider numbers from governmental payors routinely delay billing of the newly acquired business. Consequently, the related cash receipts are delayed, causing a temporary increase in accounts receivable and days sales outstanding.

Accounts aged in excess of 180 days were 21.3% of total receivables at December 31, 2004 and 18.6% at the end of 2003. At December 31, 2004, accounts aged in excess of 180 days for certain summary payor categories were as follows: Medicare 19%; Medicaid 25%; self-pay 33% and managed care/other 21%.

UNBILLED RECEIVABLES. Included in accounts receivable are earned but unbilled receivables of $36.3 million and $33.9 million at December 31, 2004 and 2003, respectively. Delays, ranging from a day up to several weeks, between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from date of service and are considered in Apria's analysis of historical performance and collectibility. The higher unbilled amount at December 31, 2004 is largely due to acquisitions effected during 2004, for the reasons noted above.

INVENTORIES AND PATIENT SERVICE EQUIPMENT

Inventories consist primarily of pharmaceuticals and disposable products used in conjunction with patient service equipment. Patient service equipment consists of respiratory and home medical equipment that is provided to in-home patients for the course of their care plan, normally on a rental basis, and subsequently returned to Apria for redistribution after cleaning and maintenance is performed.

The branch locations serve as the primary point from which inventories and patient service equipment are delivered to the patient. The branches are supplied with inventory and equipment from the regional warehouses, which coordinate purchasing with the corporate office. The regions are also responsible for repairs and scheduled maintenance of patient service equipment, which adds to the frequent movement of equipment between the region and branch locations. Further, the majority of Apria's patient service equipment is located in patients' homes. While the utilization varies widely between equipment types, on the average, approximately 80% of the equipment is on rent at any given time. Inherent in this asset flow is the fact that losses will occur. Management has successfully instituted a number of controls over the company's inventories and patient service equipment to minimize such losses. Depending on the product type, the company performs physical inventories on an annual or quarterly basis. Inventory and patient service equipment balances in the financial records are adjusted to reflect the results of these physical inventories. Inventory and patient service equipment losses for 2004, 2003 and 2002, were $2.0 million, $2.4 million, and $1.2 million, respectively. There can be no assurance that Apria will be able to maintain its current level of control over inventories and patient service equipment. Continued revenue growth is directly dependent on Apria's ability to fund its inventory and patient service equipment requirements.

LONG-TERM DEBT

Apria's credit agreement with Bank of America and a syndicate of lenders was amended and restated effective November 23, 2004. The amendment increased the limit of the company's senior secured credit agreement to $500 million from $400 million. Prior to the amendment, the credit facilities consisted of a $100 million revolving credit facility, a $125 million five-year term loan and a $175 million seven-year term loan. These loans were eliminated in favor of a $500 million revolving credit facility, from which proceeds were used to pay off the remaining balances on the previous loans. The maturity date of the new revolver is November 23, 2009.

The senior secured credit agreement permits Apria to select one of two variable interest rates. One option is the base rate, which is expressed as the higher of (a) the Federal Funds rate plus 0.50% or (b) the Bank of America prime rate. The other option is the Eurodollar rate, which is based on the London Interbank Offered Rate. Interest on outstanding balances under the senior secured credit agreement is determined by adding a margin to the Eurodollar rate or base rate in effect at each interest calculation date. The applicable margin for the revolving credit facility is based on Apria's debt rating as determined by S&P or Moody's with respect to the credit facility. The applicable margin ranges from 0.75% to 1.50% for Eurodollar loans and from zero to 0.50% for base rate loans. The effective interest rate at December 31, 2004, after consideration of the effect of the swap agreements described below, was 3.51%. The senior credit agreement also requires payment of commitment fees ranging from 0.15% to 0.375% (also based on Apria's debt rating) on the unused portion of the revolving credit facility. See "Hedging Activities."

Borrowings under the senior secured credit facility are collateralized by substantially all of the assets of Apria. At December 31, 2004, the company was in compliance with all of the financial covenants required by the credit agreement.

On December 31, 2004 outstanding borrowings on the revolving credit facility were $224.8 million. Outstanding letters of credit totaled $3.8 million and credit available under the revolving facility was $271.4 million.

CONVERTIBLE SENIOR NOTES. In August 2003, Apria issued convertible senior notes in the aggregate principal amount of $250 million under an indenture between Apria and U.S. Bank National Association. The notes were issued in a private placement at an issue price of $1,000 per note (100% of the principal amount at maturity) and were subsequently registered with the Securities and Exchange Commission. The notes will mature on September 1, 2033, unless earlier converted, redeemed or repurchased by Apria. Apria may redeem some or all of the notes at any time after September 8, 2010 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and contingent interest, if any, to the redemption date. The holders of the notes may require Apria to repurchase some or all of the notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including contingent interest, up to but excluding the applicable repurchase date, initially on September 1, 2008, and subsequently on September 1 of 2010, 2013, 2018, 2023 and 2028, or at any time prior to their maturity following a fundamental change, as defined in the indenture. Any notes that Apria is required to repurchase will be paid for in cash, pursuant to the terms of a December 2004 amendment to the indenture which eliminated the company's option to pay part of the repurchase price in shares of common stock.

The notes bear interest at the rate of 3⅜% per year. Interest on the notes is payable on September 1 and March 1 of each year, beginning on March 1, 2004. Also, during certain periods commencing on September 8, 2010, Apria will pay contingent interest on the interest payment date for the applicable interest period if the average trading price of the notes during the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The contingent interest payable per note will equal 0.25% per year of the average trading price of such note during the applicable five trading-day reference period. Further, the notes are convertible during certain periods into shares of Apria common stock, initially at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount of notes, subject to adjustment in certain events, under certain circumstances as outlined in the indenture.

HEDGING ACTIVITIES. Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria's policy for managing interest rate risk is to evaluate and monitor all available relevant information, including but not limited to, the structure of its interest-bearing assets and liabilities, historical interest rate trends and interest rate forecasts published by major financial institutions. The tools Apria may utilize to moderate its exposure to fluctuations in the relevant interest rate indices include, but are not limited to: (1) strategic determination of repricing periods and related principal amounts, and (2) derivative financial instruments such as interest rate swap agreements, caps or collars. Apria does not use derivative financial instruments for trading or other speculative purposes.

At December 31, 2004, Apria had two interest rate swap agreements in effect to fix its LIBOR-based variable rate debt. The terms of such agreements are as follows: a three-year agreement with a notional amount of $25 million and a fixed rate of 3.04%, expiring December 2005; and a four-year agreement with a notional amount of $25 million and a fixed rate of 3.42%, expiring December 2006. Apria also had two swap agreements with an aggregate notional amount of $50 million and a fixed rate of 2.43% that expired December 2004.

The swap agreements are being accounted for as cash flow hedges under SFAS No. 133, "Accounting for Derivative and Hedging Activities." Accordingly, the difference between the interest received and interest paid is reflected as an adjustment to interest expense. For 2004, Apria paid a net settlement amount of $1.4 million. Unrealized gains and losses on the fair value of the swap agreements are reflected, net of taxes, in other comprehensive loss. At December 31, 2004, the aggregate fair value of the swap agreements was a liability of $42,000. While no assurances can be made, Apria does not anticipate losses due to counterparty nonperformance as its counterparties to the various swap agreements are nationally recognized financial institutions with strong credit ratings.

TREASURY STOCK

On January 16, 2004, Apria prepaid $50 million to repurchase 1.7 million shares of its common stock at a strike price of $28.89 through an accelerated share repurchase program. The related contract, which had a scheduled settlement date of June 16, 2004, provided for cash or net share settlement at Apria's election. The repurchase of the shares required by the contract was completed on April 28, 2004 and the share price differential was settled in cash on June 7, 2004, for a total cost of $53 million. During the third quarter of 2004, the company purchased an additional 1.7 million shares for $47 million, thereby completing the share repurchase authorized by the Board of Directors.

During 2003, Apria repurchased 4.5 million shares of its common stock for $118.5 million in open market transactions, of which 3.8 million shares were purchased in conjunction with the issuance of the convertible senior notes. In 2002, Apria repurchased 1.6 million shares for $35 million. All repurchased common shares are being held in treasury.

BUSINESS COMBINATIONS

Pursuant to one of its primary growth strategies, Apria periodically acquires complementary businesses in specific geographic markets. Because of the potential for a higher gross margin, Apria targets respiratory therapy businesses. These transactions are accounted for as purchases and the results of operations of the acquired companies are included in the accompanying statements of operations from the dates of acquisition. In accordance with SFAS No. 142, goodwill is no longer being amortized. Covenants not to compete are being amortized over the life of the respective agreements. Tradenames and customer lists are being amortized over the period of their expected benefit.

The aggregate consideration for the 27 acquisitions that closed during 2004 was $148.7 million. Allocation of this amount includes $125.1 million to goodwill and $9.3 million to other intangible assets. The aggregate consideration for acquisitions that closed during 2003 and 2002 was $98.0 million and $78.3 million, respectively. Cash paid for acquisitions, which includes amounts deferred from prior year acquisitions, totaled $144.2 million, $99.4 million and $74.0 million in 2004, 2003 and 2002, respectively. Apria closed 27 acquisitions in 2003 and 17 in 2002.

The success of Apria's acquisition strategy is directly dependent on Apria's ability to maintain and/or generate sufficient liquidity to fund such purchases.

FEDERAL INVESTIGATION

As previously reported, since mid-1998 Apria has been the subject of an investigation conducted by the U.S. Attorney's office in Los Angeles and the U.S. Department of Health and Human Services. The investigation concerns the documentation supporting Apria's billing for services provided to patients whose healthcare costs are paid by Medicare and other federal programs. Apria is cooperating with the government and has responded to various document requests and subpoenas.

The investigation relates to two civil *qui tam* lawsuits against Apria filed under seal on behalf of the government. In 2004 the government for the first time provided Apria with redacted copies of the complaints in these lawsuits. On the copies provided to Apria, the names of the plaintiffs, the courts and the dates instituted were blacked out. In general, both complaints allege that for an unspecified period of time commencing in 1995 Apria knowingly engaged in various schemes to defraud the government by submitting false claims for payment and by manipulating and falsifying documentation in support of such claims. The complaints do not quantify the alleged damages sought and do not identify any of the particular individuals, patient accounts or Apria facilities alleged to be involved in any improper billing. To date, the U.S. Attorney's office has not informed Apria of any decision to intervene in the *qui tam* actions; however, it could reach a decision with respect to intervention at any time.

Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings. However, it believes that most of the alleged documentation errors and omissions should not give rise to any liability. Accordingly, Apria believes that most of the assertions made by the government and the *qui tam* plaintiffs are legally and factually incorrect and that Apria is in a position to assert numerous meritorious defenses.

During the past several years, Apria and representatives of the government have been analyzing and discussing the documentation underlying Apria's billings to the federal government for services provided by Apria from mid-1995 through 1998 to a sample of 300 patients selected by the government. Government representatives and counsel for the plaintiffs asserted in 2001 that, by a process of extrapolation from the patient files in the sample to all of Apria's government billings during the sample period, Apria could have a very significant liability to the government under the False Claims Act. Differences between Apria and the government have been reduced on a number of issues as a result of the analysis and discussions referred to above. Consequently, while Apria's potential liability could still be very material, Apria believes that the amount the government is now seeking is significantly less than asserted in 2001.

Apria and government representatives are continuing to explore whether it will be possible to resolve this matter on a basis that would be considered fair and reasonable by all parties. Notwithstanding the progress made to date in reducing the differences between Apria and the government, there remain significant disagreements as to the number and the legal implications of billing documentation deficiencies in the 300-patient sample. Accordingly, Apria cannot provide any assurances as to the outcome of its discussions with the government, or as to the outcome of the *qui tam* litigation in the absence of a settlement. Management cannot estimate the possible loss or range of loss that may result from these proceedings and, therefore, has not recorded any related accruals.

If a judge, jury or administrative agency were to determine that false claims were submitted to federal healthcare programs or that there were significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including the exclusion of Apria from participation in federal healthcare programs.

OFF-BALANCE SHEET ARRANGEMENTS

Apria is not a party to off-balance sheet arrangements as defined by the Securities and Exchange Commission. However, from time to time the company enters into certain types of contracts that contingently require the company to indemnify parties against third-party claims. The contracts primarily relate to: (i) certain asset purchase agreements, under which the company may provide customary indemnification to the seller of the business being acquired; (ii) certain real estate leases, under which the company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the company's use of the applicable premises; and (iii) certain agreements with the company's officers, directors and employees, under which the company may be required to indemnify such persons for liabilities arising out of their employment relationship.

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on the company's balance sheets for any of the periods presented.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria utilizes interest rate swap agreements to moderate such exposure. Apria does not use derivative financial instruments for trading or other speculative purposes.

At December 31, 2004, Apria's revolving credit facility borrowings totaled $224.8 million. The bank credit agreement governing the revolver provides interest rate options based on the following indices: Federal Funds Rate, the Bank of America prime rate or the London Interbank Offered Rate. All such interest rate options are subject to the application of an interest margin as specified in the bank credit agreement. At December 31, 2004, all of Apria's outstanding term revolving debt was tied to LIBOR.

At December 31, 2004, Apria had a three-year interest rate swap agreement with a notional amount of $25.0 million and a fixed rate of 3.04% and a four-year interest rate swap agreement with a notional amount of $25.0 million and a fixed rate of 3.42%. Both rates are before the application of the interest margin.

Based on the term debt outstanding and the swap agreements in place at December 31, 2004, a 100 basis point change in the applicable interest rates would increase or decrease Apria's annual cash flow and pretax earnings by approximately $1.7 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Long-term Debt — Hedging Activities."

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Apria's common stock is traded on the New York Stock Exchange under the symbol AHG. The table below sets forth, for the calendar periods indicated, the high and low sales prices per share of Apria common stock:

	HIGH	LOW
YEAR ENDED DECEMBER 31, 2004		
First quarter	$32.00	$28.00
Second quarter	30.74	27.44
Third quarter	32.00	26.25
Fourth quarter	34.95	26.97
YEAR ENDED DECEMBER 31, 2003		
First quarter	$24.23	$20.50
Second quarter	25.10	22.45
Third quarter	29.00	24.42
Fourth quarter	31.69	25.00

As of March 5, 2005, there were 345 holders of record of Apria common stock. Apria has not paid any dividends since its inception and does not intend to pay any dividends on its common stock in the foreseeable future.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Apria Healthcare Group Inc.
Lake Forest, California

We have audited the accompanying consolidated balance sheets of Apria Healthcare Group Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Apria Healthcare Group Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP
Costa Mesa, California
March 16, 2005

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)	DECEMBER 31, 2004	DECEMBER 31, 2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 39,399	$ 160,553
Accounts receivable, less allowance for doubtful accounts of $45,064 and $38,531 at December 31, 2004 and 2003, respectively	219,365	196,413
Inventories, net	40,295	29,089
Deferred income taxes	29,126	27,108
Prepaid expenses and other current assets	20,126	16,172
TOTAL CURRENT ASSETS	348,311	429,335
PATIENT SERVICE EQUIPMENT, less accumulated depreciation of $420,714 and $392,297 at December 31, 2004 and 2003, respectively	224,801	209,551
PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET	51,012	50,192
DEFERRED INCOME TAXES	5,024	1,690
GOODWILL	455,623	330,532
INTANGIBLE ASSETS, NET	9,907	7,356
DEFERRED DEBT ISSUANCE COSTS, NET	6,962	9,339
OTHER ASSETS	6,024	5,440
	$1,107,664	$1,043,435
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 63,601	$ 56,735
Accrued payroll and related taxes and benefits	47,620	43,312
Accrued insurance	8,991	9,854
Income taxes payable	19,208	13,310
Other accrued liabilities	34,014	35,363
Current portion of long-term debt	4,901	31,522
TOTAL CURRENT LIABILITIES	178,335	190,096
LONG-TERM DEBT, net of current portion	475,957	469,241
DEFERRED INCOME TAXES	42,136	15,986
OTHER NON-CURRENT LIABILITIES	5,051	2,164
COMMITMENTS AND CONTINGENCIES (Notes 9 and 11)		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value: 10,000,000 shares authorized; none issued	–	–
Common stock, $.001 par value: 150,000,000 shares authorized; 58,236,364 and 57,317,094 shares issued at December 31, 2004 and 2003, respectively; 48,608,705 and 51,107,538 outstanding at December 31, 2004 and 2003, respectively	58	57
Additional paid-in capital	439,544	414,220
Treasury stock, at cost; 9,627,659 and 6,209,556 shares at December 31, 2004 and 2003, respectively	(254,432)	(154,432)
Retained earnings	221,041	107,033
Accumulated other comprehensive loss	(26)	(930)
	406,185	365,948
	$1,107,664	$1,043,435

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS, EXCEPT SHARE DATA)	2004	2003	2002
Net revenues	$1,451,449	$1,380,945	$1,252,196
Costs and expenses:			
Cost of net revenues:			
Product and supply costs	271,723	247,438	228,964
Patient service equipment depreciation	119,391	114,815	98,288
Nursing services	819	838	958
Other	15,686	13,652	12,707
TOTAL COST OF NET REVENUES	407,619	376,743	340,917
Provision for doubtful accounts	48,567	51,154	45,115
Selling, distribution and administrative	787,496	747,799	684,738
Amortization of intangible assets	6,712	3,650	2,681
TOTAL COSTS AND EXPENSES	1,250,394	1,179,346	1,073,451
OPERATING INCOME	201,055	201,599	178,745
Interest expense	20,698	15,812	15,028
Interest income	(678)	(786)	(4,235)
Write-off of deferred debt issuance costs	2,730	–	–
INCOME BEFORE TAXES	178,305	186,573	167,952
Income tax expense	64,297	70,581	52,357
NET INCOME	$ 114,008	$ 115,992	$ 115,595
Basic net income per common share	$ 2.31	$ 2.17	$ 2.12
Diluted net income per common share	$ 2.27	$ 2.15	$ 2.08

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(IN THOUSANDS)	COMMON STOCK SHARES	COMMON STOCK PAR VALUE	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK SHARES	TREASURY STOCK COST	RETAINED EARNINGS (ACCUMULATED DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL STOCKHOLDERS' EQUITY
Balance at December 31, 2001	54,690	$ 55	$368,231	86	$ (961)	$(124,554)	$ 27	$242,798
Exercise of stock options	1,891	2	18,835					18,837
Tax benefits related to stock options			10,350					10,350
Repurchases of common stock				1,597	(35,000)			(35,000)
Unrealized loss on interest rate swap agreements, net of taxes							(1,271)	(1,271)
Net income						115,595		115,595
Total comprehensive income (loss)						115,595	(1,271)	114,324
Balance at December 31, 2002	56,581	$ 57	$397,416	1,683	$ (35,961)	$ (8,959)	$(1,244)	$351,309
Exercise of stock options	736	–	12,323					12,323
Tax benefits related to stock options			2,518					2,518
Compensatory stock options and awards			1,963					1,963
Repurchases of common stock				4,527	(118,471)			(118,471)
Unrealized gain on interest rate swap agreements, net of taxes							314	314
Net income						115,992		115,992
Total comprehensive income						115,992	314	116,306
Balance at December 31, 2003	57,317	$ 57	$414,220	6,210	$(154,432)	$ 107,033	$ (930)	$365,948
Exercise of stock options	893	1	18,314					18,315
Tax benefits related to stock options			2,587					2,587
Compensatory stock options and awards	26		4,423					4,423
Repurchases of common stock				3,418	(100,000)			(100,000)
Unrealized gain on interest rate swap agreements, net of taxes							904	904
Net income						114,008		114,008
Total comprehensive income						114,008	904	114,912
Balance at December 31, 2004	58,236	$ 58	$439,544	9,628	$(254,432)	$ 221,041	$ (26)	$406,185

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS)	2004	2003	2002
OPERATING ACTIVITIES			
Net income	$114,008	$115,992	$115,595
Items included in net income not requiring (providing) cash:			
Provision for doubtful accounts	48,567	51,154	45,115
Depreciation	140,762	135,952	116,043
Amortization of intangible assets	6,712	3,650	2,681
Amortization of deferred debt issuance costs	5,153	1,723	1,282
Deferred income taxes	20,798	17,197	54,297
Expense on compensatory stock options and awards	4,423	1,963	–
(Gain) loss on disposition of assets	(682)	(266)	940
Changes in operating assets and liabilities, exclusive of effects of acquisitions:			
Accounts receivable	(70,302)	(62,299)	(68,815)
Inventories, net	(9,372)	(1,148)	(399)
Prepaid expenses and other assets	832	(295)	(4,461)
Accounts payable, exclusive of outstanding checks	5,447	(9,412)	(3,206)
Accrued payroll and related taxes and benefits	4,308	5,099	4,306
Income taxes payable	7,935	3,025	1,225
Accrued expenses	(2,577)	1,570	(2,559)
NET CASH PROVIDED BY OPERATING ACTIVITIES	276,012	263,905	262,044
INVESTING ACTIVITIES			
Purchases of patient service equipment and property, equipment and improvements, exclusive of effects of acquisitions	(141,755)	(144,007)	(121,727)
Proceeds from disposition of assets	211	774	318
Cash paid for acquisitions, including payments of deferred consideration	(144,235)	(99,403)	(73,960)
NET CASH USED IN INVESTING ACTIVITIES	(285,779)	(242,636)	(195,369)
FINANCING ACTIVITIES			
Proceeds from revolving credit facilities	250,850	15,700	150,500
Payments on revolving credit facilities	(26,100)	(15,700)	(158,300)
Payments on term loans	(244,063)	(19,312)	(19,687)
Proceeds from issuance of convertible senior notes	–	250,000	–
Payments on other long-term debt	(9,033)	(5,622)	(2,858)
Outstanding checks included in accounts payable	1,419	632	(2,477)
Capitalized debt issuance costs	(2,775)	(6,649)	(666)
Repurchases of common stock	(100,000)	(118,471)	(35,000)
Issuances of common stock	18,315	12,323	18,837
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(111,387)	112,901	(49,651)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(121,154)	134,170	17,024
Cash and cash equivalents at beginning of year	160,553	26,383	9,359
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 39,399	$160,553	$ 26,383

SUPPLEMENTAL DISCLOSURES — See Notes 5 and 7 for cash paid for interest and income taxes, respectively.

NON-CASH TRANSACTIONS — See Statements of Stockholders' Equity and Comprehensive Income, Note 3 and Note 9 for tax benefit from stock option exercises, liabilities assumed in acquisitions and purchase of property and equipment under capital leases, respectively.

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These statements include the accounts of Apria Healthcare Group Inc. ("Apria" or "the company") and its subsidiaries. Intercompany transactions and accounts have been eliminated.

COMPANY BACKGROUND AND SEGMENT REPORTING: Apria operates in the home healthcare segment of the healthcare industry, providing a variety of clinical services and related products and supplies as prescribed by a physician or authorized by a case manager as part of a care plan. Essentially all products and services offered by the company are provided through the company's network of approximately 475 branch facilities, which are located throughout the United States and are currently organized into 14 geographic regions. Each region consists of a number of branches and a regional office, which provides key support services such as billing, purchasing, equipment maintenance, repair and warehousing. The company's chief operating decision maker evaluates operating results on a geographic basis and, therefore, views each region as an operating segment. All regions provide the same products and services, including respiratory therapy, infusion therapy and home medical equipment and supplies. Additional support services are provided at a corporate level and management continues to evaluate opportunities to gain efficiencies and cost savings by consolidating regional functions. For financial reporting purposes, all of the company's operating segments are aggregated into one reportable segment in accordance with the aggregation criteria of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Respiratory therapy, infusion therapy and home medical equipment represent approximately 68%, 17% and 15% of total 2004 revenues, respectively. The gross margins in 2004 for these services and related products were 80%, 57% and 62%, respectively.

USE OF ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION AND CONCENTRATION OF CREDIT RISK: Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare and Medicaid. For the years 2004, 2003 and 2002, revenues reimbursed under arrangements with Medicare and Medicaid were approximately 38%, 35% and 34%, respectively, as a percentage of total revenues. In all three years presented, no other third-party payor group represented 10% or more of the company's revenues. The majority of the company's revenues are derived from fees charged for patient care under fee-for-service arrangements. Revenues derived from capitation arrangements represented less than 10% of total net revenues for 2004, 2003 and 2002.

Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

Management performs periodic analyses to evaluate accounts receivable balances to ensure that recorded amounts reflect estimated net realizable value. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends, the extent of contracted business and business combinations. Also considered are relevant business conditions such as governmental and managed care payor claims processing procedures and system changes. Also, focused reviews of certain large and/or problematic payors are performed. Due to continuing changes in the healthcare industry and third-party reimbursement, it is possible that management's estimates could change in the near term, which could have an impact on operations and cash flows.

Accounts receivable are reduced by an allowance for doubtful accounts which provides for those accounts from which payment is not expected to be received, although services were provided and revenue was earned. Upon determination that an account is uncollectible, it is written-off and charged to the allowance.

CASH AND CASH EQUIVALENTS: Apria maintains cash with various financial institutions. These financial institutions are located throughout the United States and the company's cash management practices limit exposure to any one institution. Outstanding checks, which are reported as a component of accounts payable, were $23,031,000 and $21,612,000 at December 31, 2004 and 2003, respectively. Management considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

ACCOUNTS RECEIVABLE: Included in accounts receivable are earned but unbilled receivables of $36,265,000 and $33,948,000 at December 31, 2004 and 2003, respectively. Delays ranging from a day up to several weeks between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from date of service and are considered in Apria's analysis of historical performance and collectibility.

INVENTORIES: Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of pharmaceuticals and items used in conjunction with patient service equipment.

PATIENT SERVICE EQUIPMENT: Patient service equipment is stated at cost and consists of medical equipment provided to in-home patients. Depreciation is provided using the straight-line method over the estimated useful lives of the equipment, which range from one to ten years.

PROPERTY, EQUIPMENT AND IMPROVEMENTS: Property, equipment and improvements are stated at cost. Included in property and equipment are assets under capitalized leases which consist of information systems and software. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for each of the categories presented in Note 2 are as follows: leasehold improvements — the shorter of the remaining lease term or seven years; equipment and furnishings — three to fifteen years; and information systems — three to five years.

CAPITALIZED SOFTWARE: Included in property, equipment and improvements are costs related to internally developed and purchased software that are capitalized and amortized over periods not exceeding five years. Capitalized costs include direct costs of materials and services incurred in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software.

The carrying value of capitalized software is reviewed if the facts and circumstances suggest that it may be impaired. Indicators of impairment may include a subsequent change in the extent or manner in which the software is used or expected to be used, a significant change to the software is made or expected to be made or the cost to develop or modify internal-use software exceeds that expected amount. Management does not believe any impairment of its capitalized software existed at December 31, 2004.

GOODWILL: Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the businesses acquired. In accordance with the provisions of SFAS No. 142, goodwill is not amortized but tested annually for impairment or more frequently if circumstances indicate the possibility of impairment. Management does not believe any impairment of its goodwill existed at December 31, 2004.

INTANGIBLE ASSETS: Intangible assets consist of covenants not to compete, tradenames and customer lists, all of which resulted from business combinations. The values assigned to the covenants are amortized on a straight-line basis over their contractual terms, which range from one to five years. The customer list and tradename valuations are amortized over their period of expected benefit, which averages 9.5 months and 20 months, respectively.

Management reviews for impairment of intangible assets and long-lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management does not believe any impairment of its intangible assets or long-lived assets existed at December 31, 2004.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying value of Apria's bank debt approximates fair value because the underlying instruments are variable notes that reprice frequently. The fair value of the convertible senior notes, as determined by reference to quoted market prices, is $287,878,000. The carrying amounts of cash and cash equivalents, accounts receivable, trade payables and accrued expenses approximate fair value because of their short maturity.

ADVERTISING: Advertising costs amounting to $4,799,000, $3,155,000 and $2,804,000 for 2004, 2003 and 2002, respectively, are expensed as incurred and included in selling, distribution and administrative expenses.

DISTRIBUTION EXPENSES: Distribution expenses are included in selling, distribution and administrative expenses and totaled $156,272,000, $142,348,000 and $131,354,000 in 2004, 2003, and 2002, respectively.

INCOME TAXES: Apria provides for income taxes in accordance with provisions specified in SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES: From time to time Apria uses derivative financial instruments to limit exposure to interest rate fluctuations on the company's variable rate long-term debt. The company accounts for derivative instruments pursuant to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The company's derivatives are recorded on the balance sheet at their fair value and, for derivatives accounted for as cash flow hedges, any unrealized gains or losses on their fair value are included, net of tax, in other comprehensive income.

STOCK-BASED COMPENSATION: The company accounts for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Apria has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123." For the year ended December 31, 2004, net income reflects compensation expense for restricted stock awards and restricted stock purchase rights valued in accordance with APB No. 25. Had compensation expense for all of the company's stock-based compensation awards been recognized based on the fair value recognition provisions of SFAS No. 123, Apria's net income and per share amounts would have been adjusted to the pro forma amounts indicated below. See "Note 1 — Other Recent Accounting Pronouncements — SFAS No. 123R" and "Note 6 — Stockholders' Equity."

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS, EXCEPT PER SHARE DATA)	2004	2003	2002
Net income as reported	$114,008	$115,992	$115,595
Add: stock-based compensation expense included in reported net income, net of related tax effects	2,828	1,221	–
Deduct: total stock-based compensation expense determined for all awards under fair value-based method, net of related tax effects	(12,869)	(9,206)	(9,852)
Pro forma net income	$103,967	$108,007	$105,743
Basic net income per share:			
As reported	$ 2.31	$ 2.17	$ 2.12
Pro forma	$ 2.11	$ 2.02	$ 1.94
Diluted net income per share:			
As reported	$ 2.27	$ 2.15	$ 2.08
Pro forma	$ 2.07	$ 2.00	$ 1.90

COMPREHENSIVE INCOME: For the years ended December 31, 2004 and 2003, the difference between net income and comprehensive income is $904,000 and $314,000, respectively, net of taxes, which is attributable to unrealized gains on various interest rate swap agreements, which are accounted for as cash flow hedges.

PER SHARE AMOUNTS: Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted net income per share includes the effect of the potential shares outstanding, including dilutive stock options and other awards, using the treasury stock method.

CHANGE IN ACCOUNTING PRINCIPLE: Effective January 1, 2002, Apria adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and amended other guidance related to the accounting and reporting of long-lived assets. SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations are to be measured similarly to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS No. 144 also broadened the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished, and established criteria to determine when a long-lived asset is held for sale. Adoption of this statement did not have a material effect on Apria's consolidated financial statements.

OTHER RECENT ACCOUNTING PRONOUNCEMENTS: In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123," was issued. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition and guidance for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The company has complied with the expanded financial statement disclosure requirements in its consolidated financial statements.

In October 2002, the FASB's Emerging Issues Task Force ("EITF") issued EITF 02-17, which addresses issues raised in the interpretation of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" and the identification and valuation of intangible assets. EITF 02-17 provides guidance on determining when, as a result of a business combination, a customer-related intangible asset exists that should be separately valued from goodwill. EITF 02-17 is effective for business combinations consummated and goodwill impairment tests performed after October 25, 2002. Adoption of this interpretation did not have a material effect on the company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of SFAS Nos. 5, 57 and 107 and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosure requirements for the interim and annual financial statements of the guarantor. It also requires that a guarantor recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken. The disclosure provisions became effective at December 31, 2002 while the recognition provisions of FIN No. 45 became effective January 1, 2003. Adoption of this interpretation did not have a material effect on Apria's consolidated financial statements.

FIN No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, was originally issued in January 2003 and subsequently revised in December 2003. FIN No. 46, as revised, requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires certain disclosures about variable interest entities in which a company has a significant interest, regardless of whether consolidation is required. Application of FIN No. 46 is required for potential variable interest entities commonly referred to as special purpose entities for periods ending after December 15, 2003. Application of the provisions will be required for all other variable interest entities by the end of the first reporting period that ends after March 15, 2004. The company currently is not the beneficiary of any variable interest entities, therefore the adoption of this interpretation did not have a material effect on the company's consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The statement is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material effect on the company's consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends and clarifies previous guidance on the accounting for abnormal amounts of idle facility expense, freight, handling costs and spoilage. Abnormal amounts of these costs should be recognized as current period charges rather than as a portion of inventory cost. Additionally, SFAS No. 151 requires that the allocation of fixed production overhead be based on the normal capacity of the production facilities, which refers to a range of production levels within which ordinary variations are expected. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Apria does not expect the adoption of SFAS No. 151 to have a material effect on the company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R requires a company to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The cost will be recognized over the period during which the employee is required to provide service in exchange for the award (usually the vesting period). Adoption of SFAS No. 123R is required as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

Accordingly, Apria will adopt the statement July 1, 2005. Management is currently evaluating the statement and its transition provisions. The impact of adoption on the results of operations cannot be estimated at this time as it is dependent on the level of future share-based awards. However, had SFAS No. 123R been adopted in prior periods, the effect would have approximated the SFAS No. 123 proforma disclosures presented above.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets," an amendment of APB No. 29, "Accounting for Nonmonetary Transactions." This statement eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. If the future cash flows of the entity are not expected to change significantly as a result of the transaction, then the exchange shall be measured based on the recorded amount of the nonmonetary assets relinquished, rather than on the fair values of the exchanged assets. The statement is effective for nonmonetary asset exchanges beginning after June 15, 2005. Apria does not expect the adoption of SFAS No. 153 to have a material effect on the company's consolidated financial statements.

RECLASSIFICATIONS: Certain amounts for prior periods have been reclassified to conform to the current year presentation.

NOTE 2 – PROPERTY, EQUIPMENT AND IMPROVEMENTS

Property, equipment and improvements consist of the following:

	DECEMBER 31,	
(IN THOUSANDS)	2004	2003
Leasehold improvements	$ 26,422	$ 21,742
Equipment and furnishings	53,752	49,580
Information systems — hardware	75,003	66,212
Information systems — software	39,158	35,413
	194,335	172,947
Less accumulated depreciation	(143,323)	(122,755)
	$ 51,012	$ 50,192

NOTE 3 – BUSINESS COMBINATIONS

During 2004, Apria acquired 27 complementary businesses within specific geographic markets, comprised primarily of home respiratory therapy businesses. Similarly, during 2003 and 2002, the company acquired 27 and 17 companies, respectively. For all periods presented, these all-cash transactions were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the consolidated income statements from the dates of acquisition. The purchase prices were allocated to the various underlying tangible and intangible assets and liabilities on the basis of estimated fair value.

The following table summarizes the allocation of the purchase prices of acquisitions made by the company, which include payments deferred from prior years. In 2004, such payments totaled $4,646,000. At December 31, 2004 and 2003, outstanding deferred consideration totaled $8,575,000 and $4,464,000, respectively, and is included on the balance sheet in other accrued liabilities.

Cash paid for acquisitions:

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS)	2004	2003	2002
Fair value of tangible assets acquired	$ 14,925	$ 11,187	$ 18,022
Intangible assets	9,263	4,864	3,960
Goodwill	125,091	81,669	55,405
Total assets acquired	149,279	97,720	77,387
Liabilities assumed and accrued, net of payments deferred from prior years	(5,044)	1,683	(3,427)
Net assets acquired	$144,235	$ 99,403	$ 73,960

The following supplemental unaudited pro forma information presents the combined operating results of Apria and the businesses that were acquired by Apria during 2004, as if the acquisitions had occurred at the beginning of the periods presented. The pro forma information is based on the historical financial statements of Apria and those of the acquired businesses. Amounts are not necessarily indicative of the results that may have been obtained had the combinations been in effect at the beginning of the periods presented or that may be achieved in the future.

	YEAR ENDED DECEMBER 31,	
(IN THOUSANDS, EXCEPT PER SHARE DATA)	2004	2003
Net revenues	$1,504,530	$1,499,584
Net income	119,689	121,836
Basic net income per common share	$ 2.42	$ 2.28
Diluted net income per common share	$ 2.39	$ 2.25

NOTE 4 – GOODWILL AND INTANGIBLE ASSETS

Apria accounts for its business combinations in accordance with SFAS No. 141, "Business Combinations," which requires that the purchase method of accounting be applied to all business combinations and addresses the criteria for initial recognition of intangible assets and goodwill. In accordance with SFAS No. 142, goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more frequently if circumstances indicate the possibility of impairment. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized.

Apria's goodwill impairment test is conducted at a "reporting unit" level and compares each reporting unit's fair value to its carrying value. The company has determined that its geographic regions are reporting units under SFAS No. 142. The measurement of fair value for each region is based on an evaluation of future discounted cash flows and is further tested using a multiple of earnings approach. For all years presented, Apria's tests indicated that no impairment existed and, accordingly, no loss has been recognized.

For the year ended December 31, 2004, the net change in the carrying amount of goodwill of $125,091,000 is the result of business combinations. All of the goodwill recorded in conjunction with business combinations for the periods presented is expected to be deductible for tax purposes.

Intangible assets, all of which are subject to amortization, consist of the following:

		DECEMBER 31, 2004			DECEMBER 31, 2003		
(IN THOUSANDS)	AVERAGE LIFE IN YEARS	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET BOOK VALUE	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Covenants not to compete	4.7	$11,947	$ (4,060)	$ 7,887	$11,244	$(5,508)	$5,736
Tradenames	1.7	1,695	(870)	825	2,067	(938)	1,129
Customer lists	< 1.0	2,690	(1,495)	1,195	1,339	(848)	491
		$ 16,332	$ (6,425)	$ 9,907	$ 14,650	$ (7,294)	$ 7,356

Amortization expense amounted to $6,712,000 for the year ended December 31, 2004. Estimated amortization expense for each of the fiscal years ending December 31, is presented below:

YEAR ENDING DECEMBER 31,	(IN THOUSANDS)
2005	$ 4,239
2006	2,291
2007	1,724
2008	1,231
2009	422

NOTE 5 – LONG-TERM DEBT

Long-term debt consists of the following:

	DECEMBER 31,	
(IN THOUSANDS)	2004	2003
Notes payable relating to revolving credit facilities	$224,750	$ –
Convertible senior notes	250,000	$250,000
Term loans payable	–	244,063
Capital lease obligations (see Note 9)	3,596	3,901
Other	2,512	2,799
	480,858	500,763
Less: current maturities	(4,901)	(31,522)
	$475,957	$469,241

REVOLVING CREDIT FACILITY: Apria's credit agreement with Bank of America and a syndicate of lenders was amended and restated effective November 23, 2004. The amendment increased the limit of the company's senior secured credit agreement to $500,000,000 from $400,000,000. Prior to the amendment, the credit facilities consisted of a $100,000,000 revolving credit facility, a $125,000,000 five-year term loan and a $175,000,000 seven-year term loan. These loans were eliminated in favor of a $500,000,000 revolving credit facility, from which proceeds were used to pay off the remaining balances on the previous loans. The maturity date of the new revolver is November 23, 2009.

At December 31, 2004, borrowings under the revolving credit facility were $224,750,000, outstanding letters of credit totaled $3,855,000 and credit available under the revolving facility was $271,395,000.

The senior secured credit agreement permits Apria to select one of two variable interest rates. One option is the base rate, which is expressed as the higher of (a) the Federal Funds rate plus 0.50% or (b) the Bank of America prime rate. The other option is the Eurodollar rate, which is based on the London Interbank Offered Rate. Interest on outstanding balances under the senior secured credit agreement is determined by adding a margin to the Eurodollar rate or base rate in effect at each interest calculation date. The applicable margin for the revolving credit facility is based on Apria's debt rating as determined by either S&P or Moody's with respect to the credit facility. The applicable margin ranges from 0.75% to 1.50% for Eurodollar loans and from zero to 0.50% for base rate loans. The effective interest rate at December 31, 2004, after consideration of the effect of the swap agreements, was 3.66% on total borrowings of $224,750,000. Without the effect of the swap agreements, such rate would have been 3.51%. The senior credit agreement also requires payment of commitment fees ranging from 0.15% to 0.375% (also based on Apria's debt rating) on the unused portion of the revolving credit facility.

Borrowings under the senior secured credit facility are collateralized by substantially all of the assets of Apria. At December 31, 2004, the company was in compliance with all of the financial covenants required by the credit agreement.

The carrying value of the revolving credit facility approximates fair value because the underlying instruments are variable notes that reprice frequently.

CONVERTIBLE SENIOR NOTES: In August 2003, Apria issued convertible senior notes in the aggregate principal amount of $250,000,000 under an indenture between Apria and U.S. Bank National Association. The notes were issued in a private placement at an issue price of $1,000 per note (100% of the principal amount at maturity) and were subsequently registered with the Securities and Exchange Commission. The notes will mature on September 1, 2033, unless earlier converted, redeemed or repurchased by Apria. Apria may redeem some or all of the notes at any time after September 8, 2010 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and contingent interest, if any, to the redemption date. The holders of the notes may require Apria to repurchase some or all of the notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including contingent interest, up to but excluding the applicable repurchase date, initially on September 1, 2008, and subsequently on September 1 of 2010, 2013, 2018, 2023 and 2028, or at any time prior to their maturity following a fundamental change, as defined in the indenture. Any notes that Apria is required to repurchase will be paid for in cash, pursuant to the terms of a December 2004 amendment to the indenture which eliminated the company's option of paying part of the repurchase price in common stock.

The notes bear interest at the rate of 3⅜% per annum, which is payable on September 1 and March 1 of each year, beginning on March 1, 2004. Also, during certain periods commencing on September 8, 2010, Apria will pay contingent interest on the interest payment date for the applicable interest period if the average trading price of the notes during the five trading days ending on the third day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The contingent interest payable per note will equal 0.25% per year of the average trading price of such note during the applicable five trading-day reference period. During certain periods, the notes are convertible into shares of Apria common stock, initially at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount of notes, subject to adjustment and under certain circumstances as outlined in the indenture.

The notes are unsecured and unsubordinated obligations and are senior in right of payment to any subordinated debt of the company. The notes rank junior to the company's senior secured credit facility to the extent of the assets securing such indebtedness. The fair value of these notes, as determined by reference to quoted market prices, is $287,878,000 at December 31, 2004.

Maturities of long-term debt, exclusive of capital lease obligations, are as follows:

YEAR ENDING DECEMBER 31,	(IN THOUSANDS)
2005	$ 2,417
2006	95
2007	–
2008	–
2009	224,750
Thereafter	250,000
	$477,262

Total interest paid in 2004, 2003 and 2002 amounted to $17,990,000, $10,297,000 and $13,691,000, respectively.

HEDGING ACTIVITIES: Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria's policy for managing interest rate risk is to evaluate and monitor all available relevant information, including but not limited to, the structure of its interest-bearing assets and liabilities, historical interest rate trends and interest rate forecasts published by major financial institutions. The tools Apria may utilize to moderate its exposure to fluctuations in the relevant interest rate indices include, but are not limited to: (1) strategic determination of repricing periods and related principal amounts, and (2) derivative financial instruments such as interest rate swap agreements, caps or collars. Apria does not use derivatives for trading or other speculative purposes.

At December 31, 2004, Apria had two interest rate swap agreements in effect to fix its LIBOR-based variable rate debt, a three-year agreement with a notional amount of $25,000,000 and a fixed rate of 3.04%, and a four-year agreement with a notional amount of $25,000,000 and a fixed rate of 3.42%. Both interest rates are before applicable interest rate margins specified in the applicable credit agreement. Apria also had two swap agreements with an aggregate notional amount of $50,000,000 and fixed rates of 2.435% and 2.43%, before applicable interest margins, that expired in December 2004. Prior to that, the company had two interest rate swap agreements with a total notional amount of $100,000,000 and a fixed-rate of 2.58% before applicable interest margin, that expired March 31, 2003. The swap agreements are being accounted for as cash flow hedges under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Accordingly, the difference between the interest received and interest paid is reflected as an adjustment to interest expense. For the years ended December 31, 2004, 2003 and 2002, Apria paid net settlement amounts of $1,381,000, $1,917,000 and $780,000, respectively. At December 31, 2004, the aggregate fair value of the swap agreements was a deficit of $42,000 and is reflected in the accompanying balance sheet in other accrued liabilities. Unrealized gains and losses on the fair value of the swap agreements are reflected, net of taxes, in other comprehensive loss. Apria's exposure to credit loss under the swap agreements is limited to the interest rate spread in the event of counterparty nonperformance. Apria does not anticipate losses due to counterparty nonperformance as its counterparties to the various swap agreements are nationally recognized financial institutions with strong credit ratings.

NOTE 6 - STOCKHOLDERS' EQUITY

TREASURY STOCK: On January 16, 2004, Apria prepaid $50,000,000 to repurchase 1,730,703 shares of its common stock at a strike price of $28.89 through an accelerated share repurchase program. The related contract, which had a scheduled settlement date of June 16, 2004, provided for cash or net share settlement at Apria's election. The repurchase of the shares required by the contract was completed on April 28, 2004 and the share price differential was settled in cash on June 7, 2004, for a total cost of $53,033,000. During the third quarter of 2004, the company purchased an additional 1,687,400 shares for $46,967,000, thereby completing the share repurchase authorized by the Board of Directors.

During 2003, Apria repurchased 4,526,000 shares of its common stock for $118,471,000. Of these amounts, 3,786,000 shares were repurchased for $100,000,000 in conjunction with the issuance of the convertible senior notes. The company also repurchased 1,597,000 shares for $35,000,000 in 2002. With the exception of the shares acquired through the accelerated repurchase program in 2004, all repurchases were made in open market transactions throughout the year. All repurchased shares are being held in treasury.

STOCK COMPENSATION PLANS: Apria has various stock-based compensation plans, which are described below. Management accounts for these plans under the recognition and measurement principles of APB No. 25 and related interpretations. Compensation expense of $4,423,000 and $1,963,000 related to the issuance of restricted stock purchase rights and restricted stock awards is included in net income for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, expense that may be recorded in future periods relating to such awards amounted to $13,466,000.

For purposes of the pro forma disclosure presented in Note 1, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002: risk-free interest rates of 3.19%, 2.84% and 4.35%, respectively; dividend yield of 0% for all years; expected lives of 4.51 years for 2004, 4.80 years in 2003 and 4.13 years in 2002 and volatility of 43% for 2004, 54% for 2003 and 59% for 2002. See "Note 1 — Summary of Significant Accounting Policies — Stock-based Compensation and Other Recent Accounting Pronouncements."

FIXED STOCK OPTIONS: Apria has various fixed stock option plans that provide for the granting of incentive or non-statutory options to its key employees and non-employee members of the Board of Directors. In the case of incentive stock options, the exercise price may not be less than the fair market value of the company's stock on the date of the grant, and may not be less than 110% of the fair market value of the company's stock on the date of the grant for any individual possessing 10% or more of the voting power of all classes of stock of the company. The dates at which the options become exercisable range from the date of grant to five years after the date of grant and expire not later than ten years after the date of grant. The weighted-average fair values of fixed stock options granted during 2004, 2003 and 2002 were $12.07, $10.68 and $11.79, respectively.

A summary of the activity of Apria's fixed stock options for 2004, 2003 and 2002 is presented below:

	2004		2003		2002	
	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	4,425,954	$22.16	4,357,976	$21.69	4,347,019	$20.41
Granted:						
Exercise price equal to fair value	1,647,000	$31.45	1,181,125	$22.49	1,546,500	$23.59
Exercised	(804,770)	$22.48	(654,731)	$17.88	(703,858)	$13.10
Forfeited	(193,511)	$26.19	(458,416)	$24.68	(831,685)	$25.77
Outstanding at end of year	5,074,673	$24.97	4,425,954	$22.16	4,357,976	$21.69
Exercisable at end of year	2,503,546	$21.71	2,308,611	$20.90	2,057,595	$19.18

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 6.69 – $12.19	201,590	3.27	$ 9.65	201,590	$ 9.65
$12.75 – $16.94	328,861	4.33	$15.25	328,861	$15.25
$17.38 – $19.63	240,199	4.96	$18.82	240,199	$18.82
$20.50 – $24.01	1,679,898	7.38	$22.53	835,189	$22.77
$24.18 – $26.23	352,000	7.15	$24.87	268,666	$24.97
$27.13 – $28.30	767,125	6.56	$27.32	629,041	$27.26
$30.20 – $33.40	1,505,000	9.50	$31.66	–	$ –
$ 6.69 – $33.40	5,074,673	7.39	$24.97	2,503,546	$21.71

PERFORMANCE-BASED STOCK OPTIONS: Included in Apria's stock-based compensation plans are provisions for the granting of performance-based stock options. In 2004 and 2003, Apria granted options in the form of restricted stock purchase rights to key members of senior management. These options become exercisable over periods of six and seven years and expire not later than ten years from the date of grant. Accelerated vesting will ensue upon the occurrence of certain events or the achievement of certain cumulative financial targets based on two and three year measurement periods. As of December 31, 2004, all options related to the two-year measurement period had vested upon the achievement of certain cumulative financial targets. The weighted-average fair value of performance-based stock options granted during 2004 and 2003 was $24.98 and $21.06, respectively.

A summary of the activity of Apria's performance-based stock options, including those granted in the form of restricted stock purchase rights, for 2004, 2003 and 2002 is presented below:

	2004		2003		2002	
	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	603,972	$6.61	209,658	$7.34	1,396,210	$7.91
Granted:						
Exercise price less than fair value	110,000	$7.60	476,000	$6.49	–	$ –
Exercised	(88,500)	$6.50	(81,686)	$7.78	(1,186,552)	$8.01
Forfeited	–	$ –	–	$ –	–	$ –
Outstanding at end of year	625,472	$6.80	603,972	$6.61	209,658	$7.34
Exercisable at end of year	229,972	$6.79	127,972	$7.05	209,658	$7.34

The following table summarizes information about performance-based stock options outstanding at December 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (IN YEARS)	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED-AVERAGE EXERCISE PRICE
$6.46 – $ 6.46	455,000	8.61	$6.46	183,000	$ 6.46
$6.50 – $ 6.50	32,138	3.55	$6.50	32,138	$ 6.50
$7.05 – $18.56	138,334	8.82	$7.97	14,834	$11.51
$6.46 – $18.56	625,472	8.40	$6.80	229,972	$ 6.79

Apria granted restricted stock awards to its non-employee directors during 2004 and 2003. The awards granted for 2004, representing 26,000 shares, will vest in April 2005. The awards granted in 2003, representing 26,000 shares, vested and were released in April 2004. Apria also granted restricted stock awards, representing 200,000 shares, to key members of senior management on December 30, 2004. These awards will vest on December 31, 2011. Accelerated vesting will ensue upon the occurrence of certain events and the achievement of certain cumulative financial targets based on a three-year measurement period. Approximately 9,960,000 shares of common stock are reserved for future issuance upon the exercise of stock options and awards under all of Apria's active plans.

NOTE 7 – INCOME TAXES

Significant components of Apria's deferred tax assets and liabilities are as follows:

	DECEMBER 31,	
(IN THOUSANDS)	2004	2003
Deferred tax assets:		
Allowance for doubtful accounts	$17,318	$14,449
Accruals	10,796	9,442
Asset valuation reserves	4,761	1,011
Net operating loss carryforward	12,329	14,691
Intangible assets	7,258	5,497
Other, net	4,280	3,213
	56,742	48,303
Less: valuation allowance	(3,175)	(9,978)
Total deferred tax assets	53,567	38,325
Deferred tax liabilities:		
Tax over book depreciation	(43,143)	(22,051)
Tax over book goodwill amortization	(14,714)	(3,462)
Other, net	(3,696)	–
Total deferred tax liabilities	(61,553)	(25,513)
Net deferred tax (liabilities) assets	$ (7,986)	$12,812

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. In making an assessment regarding the probability of realizing a benefit from these deductible differences, management considers the company's current and past performance, the market environment in which the company operates, tax planning strategies and the length of carryforward periods.

During 2004, the valuation allowance decreased by $6,803,000 due to the fact that state net operating loss carryforwards, that were previously expected to expire, became realizable due to a change in estimate of expected future period earnings.

At December 31, 2004, the company has various apportioned state net operating loss carryforwards which resulted in a deferred tax asset, net of federal tax benefit, of $12,329,000 in 2004 and $12,935,000 in 2003.

Income tax expense (benefit) consists of the following:

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS)	2004	2003	2002
Current:			
Federal	$35,245	$39,558	$ (8,348)
State	8,254	13,826	6,408
	43,499	53,384	(1,940)
Deferred:			
Federal	25,088	14,940	53,058
State	(4,290)	2,257	1,239
	20,798	17,197	54,297
	$64,297	$70,581	$52,357

The exercise of stock options granted under Apria's various stock option plans resulted in compensation of $6,810,000, $6,204,000 and $27,601,000, during 2004, 2003 and 2002, respectively. These amounts are taxable income to the employee and are deductible by the company for federal and state tax purposes but are not recognized as expense for financial reporting purposes. Such tax benefits are included in additional paid-in capital.

Differences between Apria's income tax expense and an amount calculated utilizing the federal statutory rate are as follows:

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS)	2004	2003	2002
Income tax expense at statutory rate	$62,407	$65,300	$58,783
Non-deductible expenses	465	437	735
State taxes, net of federal benefit and state loss carryforwards	7,942	5,532	4,519
Change in valuation allowance	(6,803)	–	–
Settlement of income tax dispute	–	–	(11,073)
Other	286	(688)	(607)
	$64,297	$70,581	$52,357

Net income taxes paid (received) in 2004, 2003 and 2002 amounted to $35,564,000, $50,359,000 and $(3,165,000), respectively.

The company believes it has adequately provided for income tax issues not yet resolved with federal, state and local tax authorities. At December 31, 2004, $19,200,000, net of tax benefit, was accrued for such federal, state and local tax matters and is included in income taxes payable. Although not probable, the most adverse resolution of these federal, state and local issues could result in additional charges to earnings in future periods in addition to the $19,200,000 currently provided. Based upon a consideration of all relevant facts and circumstances, the company does not believe the ultimate resolution of tax issues for all open tax periods will have a materially adverse effect upon its results of operations or financial condition.

NOTE 8 – PER SHARE AMOUNTS

The following table sets forth the computation of basic and diluted per share amounts:

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS, EXCEPT PER SHARE DATA)	2004	2003	2002
Numerator:			
Net income	$114,008	$115,992	$115,595
Numerator for basic and diluted per share amounts — net income available to common stockholders	$114,008	$115,992	$115,595
Denominator:			
Denominator for basic per share amounts — weighted-average shares	49,368	53,446	54,586
Effect of dilutive securities:			
Employee stock options and awards	812	620	869
Total dilutive potential common shares	812	620	869
Denominator for diluted per share amounts — adjusted weighted-average shares	50,180	54,066	55,455
Basic net income per common share	$ 2.31	$ 2.17	$ 2.12
Diluted net income per common share	$ 2.27	$ 2.15	$ 2.08
Employee stock options excluded from the computation of diluted per share amounts:			
Shares for which exercise price exceeds average market price of common stock	1,505	1,124	2,543
Average exercise price per share that exceeds average market price of common stock	$31.66	$26.75	$25.31

NOTE 9 – LEASES

Apria leases substantially all of its facilities. In addition, delivery vehicles and office equipment are leased under operating leases. Lease terms are generally ten years or less with renewal options for additional periods. Many leases provide that the company pay taxes, maintenance, insurance and other expenses. Rentals are generally increased annually by the Consumer Price Index, subject to certain maximum amounts defined within individual agreements.

Apria occasionally subleases unused facility space when a lease buyout is not a viable option. Sublease income, in amounts not considered material, is recognized monthly and is offset against facility lease expense. Net rent expense in 2004, 2003 and 2002 amounted to $72,330,000, $68,141,000 and $62,383,000, respectively.

In addition, during 2004, 2003 and 2002, Apria acquired information systems and software totaling $3,156,000, $366,000 and $5,937,000, under capital lease arrangements with lease terms ranging from 24 to 36 months. Amortization of the leased information systems and software amounted to $1,767,000, $1,953,000 and $1,367,000 in 2004, 2003 and 2002, respectively.

The following amounts for assets under capital lease obligations are included in property, equipment and improvements:

	DECEMBER 31,	
(IN THOUSANDS)	2004	2003
Information systems	$9,009	$7,894
Software	84	245
Less accumulated depreciation	(4,158)	(3,639)
	$4,935	$4,500

Future minimum payments, by year and in the aggregate, required under capital lease obligations and noncancelable operating leases consist of the following at December 31, 2004:

(IN THOUSANDS)	CAPITAL LEASES	OPERATING LEASES
2005	$2,552	$ 64,338
2006	1,123	52,691
2007	–	36,153
2008	–	20,982
2009	–	10,156
Thereafter	–	13,845
	3,675	$198,165
Less interest included in minimum lease payments	79	
Present value of minimum lease payments	3,596	
Less current portion	2,485	
	$1,111	

NOTE 10 – EMPLOYEE BENEFIT PLANS

Apria has a 401(k) defined contribution plan, whereby eligible employees may contribute up to 35% of their annual base earnings. The company matches 50% of the first 8% of employee contributions. Total expenses related to the defined contribution plan were $4,588,000, $4,456,000 and $4,569,000 in 2004, 2003 and 2002, respectively.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

LITIGATION: As previously reported, since mid-1998 Apria has been the subject of an investigation conducted by the U.S. Attorney's office in Los Angeles and the U.S. Department of Health and Human Services. The investigation concerns the documentation supporting Apria's billing for services provided to patients whose healthcare costs are paid by Medicare and other federal programs. Apria is cooperating with the government and has responded to various document requests and subpoenas.

The investigation relates to two civil *qui tam* lawsuits against Apria filed under seal on behalf of the government. In 2004 the government for the first time provided Apria with redacted copies of the complaints in these lawsuits. On the copies provided to Apria, the names of the plaintiffs, the courts and the dates instituted were blacked out. In general, both complaints allege that for an unspecified period of time commencing in 1995 Apria knowingly engaged in various schemes to defraud the government by submitting false claims for payment and by manipulating and falsifying documentation in support of such claims. The complaints do not quantify the alleged damages sought and do not identify any of the particular individuals, patient accounts or Apria facilities alleged to be involved in any improper billing. To date, the U.S. Attorney's office has not informed Apria of any decision to intervene in the *qui tam* actions; however, it could reach a decision with respect to intervention at any time.

Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings. However, it believes that most of the alleged documentation errors and omissions should not give rise to any liability. Accordingly, Apria believes that most of the assertions made by the government and the *qui tam* plaintiffs are legally and factually incorrect and that Apria is in a position to assert numerous meritorious defenses.

During the past several years, Apria and representatives of the government have been analyzing and discussing the documentation underlying Apria's billings to the federal government for services provided by Apria from mid-1995 through 1998 to a sample of 300 patients selected by the government. Government representatives and counsel for the plaintiffs asserted in 2001 that, by a process of extrapolation from the patient files in the sample to all of Apria's government billings during the sample period, Apria could have a very significant liability to the government under the False Claims Act. Differences between Apria and the government have been reduced on a number of issues as a result of the analysis and discussions referred to above. Consequently, while Apria's potential liability could still be very material, Apria believes that the amount the government is now seeking is significantly less than asserted in 2001.

Apria and government representatives are continuing to explore whether it will be possible to resolve this matter on a basis that would be considered fair and reasonable by all parties. Notwithstanding the progress made to date in reducing the differences between Apria and the government, there remain significant disagreements as to the number and the legal implications of billing documentation deficiencies in the 300-patient sample. Accordingly, Apria cannot provide any assurances as to the outcome of its discussions with the government, or as to the outcome of the *qui tam* litigation in the absence of a settlement. Management cannot estimate the possible loss or range of loss that may result from these proceedings and, therefore, has not recorded any related accruals.

If a judge, jury or administrative agency were to determine that false claims were submitted to federal healthcare programs or that there were significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including the exclusion of Apria from participation in federal healthcare programs.

Apria is also engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of its business, the outcomes of which are not determinable at this time. Apria has insurance policies covering such potential losses where such coverage is cost effective. In the opinion of management, any liability that might be incurred by Apria upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on Apria's results of operations or financial condition.

MEDICARE REIMBURSEMENT: In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which is herein referred to as the Medicare Modernization Act, became law. The Medicare Modernization Act includes a number of provisions that affect Medicare Part B reimbursement policies for items and services provided by Apria, the most significant of which are:

- Reimbursement reductions for five durable medical equipment categories, including oxygen — Reimbursement for most of these categories is based on the median price paid for such items on behalf of beneficiaries of federal employee health benefit plans, or FEHBP. The new fee schedules went into effect January 1, 2005. The reimbursement reduction for oxygen, however, is delayed until the Office of the Inspector General provides the Centers for Medicare and Medicaid Services, or CMS, with the additional data required to establish pricing. Providers are currently being reimbursed for oxygen based on 2004 fee schedules, with an indication from CMS that no retroactive adjustment will be made once the new pricing is in effect. Further, a freeze on annual payment increases for durable medical equipment has been instituted from 2004 through 2008.

- Reimbursement reduction for inhalation drugs — The previous reimbursement rate of 95% of the average wholesale price was reduced to 80% of the average wholesale price, effective January 1, 2004. Beginning in January 2005, reimbursement for these drugs was further reduced through a shift to the manufacturer-reported average sales price, as defined by the Medicare Modernization Act, plus 6%, plus a separate dispensing fee per patient episode. The dispensing fees for 2005 have been established at $57.00 for a 30-day supply of medications and $80.00 for a 90-day supply.

- Establishment of a competitive bidding program — Such a program would require that suppliers wishing to provide certain items to beneficiaries submit bids to Medicare. The program, for as yet unspecified durable medical equipment items and services, is to be transitioned into (i) 10 of the largest metropolitan statistical areas in 2007; (ii) 80 of the largest metropolitan statistical areas in 2009; and (iii) additional areas after 2009. The legislation contains special provisions for rural areas.

- Reimbursement for home infusion therapy under Medicare Part D — Currently, a limited number of infusion therapies, supplies and equipment is covered by Medicare Part B. The Medicare Modernization Act provides expanded coverage for home infusion drugs. The industry is currently working with CMS to further define the coverage and payment policies that will govern the administration of this benefit, which takes effect in 2006.

- Incentives for expansion of Medicare Part C — The Medicare Modernization Act includes financial incentives for managed care plans to expand their provision of Medicare Advantage plans in 2006 in a stated effort to attract more Medicare beneficiaries to managed care models. The company maintains contracts to provide respiratory, infusion and medical equipment and related services to a significant number of managed care plans nationwide, and believes that the Medicare Advantage expansion represents a growth opportunity starting in mid-2006.

Apria's management estimates that the revision to inhalation drug reimbursement in 2004 resulted in a revenue reduction from 2003 levels of approximately $15 million. Once the 2005 oxygen fee schedules are released, management will provide an estimate of the aggregate impact of all reimbursement reductions that will be in effect for 2005. The impact of the competitive bidding program scheduled to commence in 2007 cannot be estimated at this time.

The Balanced Budget Act of 1997 contained several provisions that lowered Apria's Medicare reimbursement levels. Subsequent legislation — the Medicare Balanced Budget Refinement Act of 1999 and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 — mitigated some of the effects of the original legislation. The Medicare Modernization Act also addressed some of the issues pending from the earlier legislation. However, still pending from the 1997 Legislation is the streamlined authority granted to the Secretary of the U.S. Department of Health and Human Services, or HHS, to increase or reduce the reimbursement for home medical equipment, including oxygen, by up to 15% each year under an inherent reasonableness authority. In December 2002, CMS issued an interim final rule that establishes a process by which such adjustments may be made. The rule applies to all Medicare Part B services except those paid under a physician fee schedule, a prospective payment system, or a competitive bidding program. As of this date, neither CMS nor the durable medical equipment regional carriers have used the expedited authority.

SUPPLIER CONCENTRATION: Apria currently purchases approximately 56% of its patient service equipment and supplies from four vendors. Although there are a limited number of suppliers, management believes that other vendors could provide similar products on comparable terms. However, a change in suppliers could cause delays in service delivery and possible losses in revenue, which could adversely affect operating results.

GUARANTEES AND INDEMNITIES: From time to time Apria enters into certain types of contracts that contingently require the company to indemnify parties against third party claims. These contracts primarily relate to (i) certain asset purchase agreements, under which the company may provide customary indemnification to the seller of the business being acquired; (ii) certain real estate leases, under which the company may be required to indemnify property owners for environmental or other liabilities, and other claims arising from the company's use of the applicable premises; and (iii) certain agreements with the company's officers, directors and employees, under which the company may be required to indemnify such persons for liabilities arising out of their employment relationship.

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on the company's balance sheets for any of the periods presented.

NOTE 12 – SERVICE/PRODUCT LINE DATA

The following table sets forth a summary of net revenues and gross profit by service line:

	YEAR ENDED DECEMBER 31,		
(IN THOUSANDS)	2004	2003	2002
Net revenues:			
Respiratory therapy	$ 990,857	$ 930,406	$ 830,972
Infusion therapy	246,662	241,860	229,190
Home medical equipment/other	213,930	208,679	192,034
Total net revenues	$1,451,449	$1,380,945	$1,252,196
Gross profit:			
Respiratory therapy	$ 774,149	$ 731,215	$ 661,879
Infusion therapy	139,307	142,744	130,439
Home medical equipment/other	130,374	130,243	118,961
Total gross profit	$1,043,830	$1,004,202	$ 911,279

NOTE 13 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	QUARTER			
(IN THOUSANDS, EXCEPT PER SHARE DATA)	FIRST	SECOND	THIRD	FOURTH
2004				
Net revenues	$350,881	$359,562	$364,569	$376,437
Gross profit	251,960	260,642	262,593	268,635
Operating income	49,875	51,785	47,852	51,543
Net income	27,847	29,059	29,835	27,267
Basic income per common share	$ 0.56	$ 0.58	$ 0.61	$ 0.56
Diluted income per common share	$ 0.55	$ 0.57	$ 0.60	$ 0.55
2003				
Net revenues	$335,069	$343,284	$346,323	$356,269
Gross profit	242,908	251,444	253,194	256,656
Operating income	48,439	50,299	50,207	52,654
Net income	27,826	29,412	28,857	29,897
Basic income per common share	$ 0.51	$ 0.54	$ 0.55	$ 0.59
Diluted income per common share	$ 0.50	$ 0.53	$ 0.54	$ 0.58

Net income for the third quarter of 2004 was impacted by a year-to-date adjustment to lower the effective income tax rate. State net operating loss carryforwards, that were previously expected to expire, became realizable due to a change in estimate of expected future period earnings.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Apria's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The company's internal control over financial reporting system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that material misstatements will be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the principal executive and financial officers, the company has conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that its internal control over financial reporting was effective as of December 31, 2004.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report on management's assessment of Apria's internal control over financial reporting, which is included herein.

March 16, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Apria Healthcare Group Inc.
Lake Forest, California

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Apria Healthcare Group Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 16, 2005 expressed an unqualified opinion on those financial statements.

Deloitte + Touche LLP

Costa Mesa, California

March 16, 2005

CORPORATE AND INVESTOR INFORMATION

Lawrence M. Higby

Chief Executive Officer



Lawrence A. Mastrovich

President and Chief Operating Officer



Amin I. Khalifa

Executive Vice President and Chief Financial Officer



Lisa M. Getson

Executive Vice President, Government Relations, Investor Services and Compliance





Robert S. Holcombe

Executive Vice President, General Counsel and Secretary



Anthony S. Domenico

Executive Vice President, Sales



Daniel J. Starck

Executive Vice President, Business Operations



John J. McDowell

Executive Vice President, Logistics

SENIOR VICE PRESIDENTS

Robert G. Abood

Senior Vice President, Acquisitions

Frank C. Bianchi

Senior Vice President, Human Resources

Donald A. Carlberg

Senior Vice President, Infusion Services

Jeff Ingram

Senior Vice President, National Accounts

Kimberlie K. Rogers-Bowers

Senior Vice President, Regulatory Affairs and Acquisition Integration

STOCK TRADING INFORMATION:
The company's common stock is traded on the New York Stock Exchange under the symbol AHG.

REQUIRED CERTIFICATIONS
Apria has filed with the Securities and Exchange Commission its Sarbanes-Oxley Act Section 302 Certifications regarding the quality of the company's public disclosure as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2004. Apria also submitted to the New York Stock Exchange the annual certification of its Chief Executive Officer for 2004 to the effect that he was not aware of any violation by the company of the New York Stock Exchange's corporate governance listing standards.

STOCK TRANSFER AGENT AND REGISTRAR:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
(800) 937-5449 or (718) 921-8200

CORPORATE HEADQUARTERS:
26220 Enterprise Court
Lake Forest, California 92630-8405
(949) 639-2000

FORM 10-K:
A copy of the company's Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2004, which the company has filed with the Securities and Exchange Commission, may be obtained by calling Apria's Investor Relations Department at (949) 639-2415 or mailing a written request to: Apria Healthcare Group Inc. Investor Requests 26220 Enterprise Court Lake Forest, California 92630-8405

A copy of the Annual Report on Form 10-K may also be obtained in the "About Apria": "Investor Relations" section of Apria's website: www.Apria.com

BOARD OF DIRECTORS

Ralph V. Whitworth[1]
Principal
Relational Investors, LLC, a private investment company

David L. Goldsmith[2]
Private Investor

Vicente Anido, Jr.[3]
President and Chief Executive Officer
ISTA Pharmaceuticals, Inc., an ophthalmic pharmaceuticals manufacturer

I.T. Corley[4]
President and Chief Executive Officer
NexCycle SMI Investment Company, LLC, a glass recycler and processor

Lawrence M. Higby
Chief Executive Officer
Apria Healthcare

Richard H. Koppes[5]
Of Counsel
Jones Day, a law firm

Philip R. Lochner, Jr.[6]
Senior Vice President, Administration
Time Warner Inc. (retired)

Jeri L. Lose[7]
Vice President, Information Technology and Chief Information Officer
St. Jude Medical, Inc., a medical device designer and manufacturer

Beverly Benedict Thomas[8]
Managing Partner
Thomas Consulting Group, a public affairs and strategic management consulting firm

(1) Until Board service ends on April 20, 2005: Chairman of the Board; Member, Compensation Committee; Member, Corporate Governance and Nominating Committee

(2) Chairman of the Board beginning April 20, 2005; Chairman (Member beginning April 20, 2005), Audit Committee; Member, Compliance Committee

(3) Chairman, Corporate Governance and Nominating Committee; Member, Compensation Committee

(4) Member (Chairman beginning April 20, 2005), Audit Committee; Member, Compliance Committee

(5) Chairman, Compliance Committee; Until April 20, 2005, Member, Audit Committee; Beginning April 20, 2005, Member, Corporate Governance and Nominating Committee

(6) Chairman, Compensation Committee; Member, Audit Committee

(7) Member, Corporate Governance and Nominating Committee; Until April 20, 2005, Member, Audit Committee; Beginning April 20, 2005, Member, Compensation Committee

(8) Until Board service ends on April 20, 2005: Member, Corporate Governance and Nominating Committee; Member, Compensation Committee

APRIA HEALTHCARE®

26220 ENTERPRISE COURT LAKE FOREST, CALIFORNIA 92630-8405 (949) 639-2000 VISIT US AT: WWW.APRIA.COM

GEN-3201 03/05